Dear Shareholder:

You are invited to attend the Annual Meeting of Shareholders of Sun Life Financial Inc. to be held at the Metro Toronto Convention Centre, North Building, Room 105, 255 Front Street West, Toronto, Ontario, Canada on Wednesday, May 19, 2004 at 10:00 a.m.

The business of the meeting is described in the accompanying Notice of Meeting and Management Information Circular.

The meeting will be held at the same time and in the same place as the Annual Meeting of the Policyholders and the sole Shareholder of Sun Life Assurance Company of Canada. The formal business of each meeting will be conducted separately but the management presentations at the meeting will be addressed jointly to the shareholders and the policyholders present, and a joint question and answer period will be held after the formal business of the meetings has taken place.

Your participation at the meeting is important regardless of the number of shares you hold. If you cannot attend the meeting, please vote by completing the enclosed form of proxy and returning it by no later than 4:30 p.m. (Toronto time) on Monday, May 17, 2004 in the manner described in the Management Information Circular. If your shares are held in the name of a nominee, you should consult the Management Information Circular for information about how to vote your shares.

We look forward to seeing you at the meeting.

William W. Stinson	Donald A. Stewart
Chairman of the Board	Chief Executive Officer

Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le Secrétaire en écrivant au 150 rue King Ouest, 6e étage, Toronto (Ontario), Canada, M5H 1J9, en composant le 1-800-786-5433 ou encore en envoyant un courriel à actionnairesindividuels@sunlife.com.

Sun Life Financial Inc.
(the “Corporation”)
Notice of Annual Meeting
May 19, 2004

The Annual Meeting of Shareholders of Sun Life Financial Inc. will be held at the Metro Toronto Convention Centre, North Building, Room 105, 255 Front Street West, Toronto, Ontario, Canada, on Wednesday, May 19, 2004 at 10:00 a.m. (Toronto time), for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2003, together with the reports of the auditor and the actuary on those statements;

2.	to consider, and if thought fit, to approve the resolution set out in Schedule A of the attached Management Information Circular, to amend By-Law No. 1 related to the retirement of directors;

3.	to consider, and if thought fit, to approve the special resolution set out in Schedule B of the attached Management Information Circular, to amend By-Law No. 1 to increase the limit on the maximum aggregate amount of directors’ compensation;

4.	to elect directors;

5.	to appoint auditors; and

6.	to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

The meeting will be held at the same time and in the same place as the annual meeting of Sun Life Assurance Company of Canada.

The number of eligible votes that may be cast at the meeting as of April 2, 2004 is 600,405,906.

The Management Information Circular, which follows this Notice of Annual Meeting, is your guide to understanding the business that will be dealt with at the meeting.

If you were a shareholder of record at the close of business on April 2, 2004 you are entitled to receive notice of and to vote at the meeting. If you cannot attend the meeting, please vote by completing the enclosed form of proxy and returning it in the envelope provided for this purpose. For your vote to be recorded your proxy form must be received no later than 4:30 p.m. (Toronto time) on Monday, May 17, 2004 by our transfer agent, CIBC Mellon Trust Company, by mail at 200 Queen’s Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or by fax at (416) 368-2502. For further information please see the section entitled How to Vote Your Shares in the accompanying Management Information Circular. Shareholders residing outside North America should mail their proxies to our agents at the following addresses to be received no later than 4:30 p.m. (Toronto time) on Monday, May 17, 2004:

If you reside in the United Kingdom, the Republic of Ireland, the Channel Islands or the Isle of Man:

Capita IRG Plc
Bourne House, 34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU

If you reside in the Philippines:

The Hongkong and Shanghai Banking Corporation Limited
30th Floor, The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig
Metro Manila
Philippines

Sun Life Financial Inc.

If you reside in Hong Kong:

Computershare Hong Kong Investor Services Limited
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong

If you reside elsewhere:

CIBC Mellon Trust Company
200 Queen’s Quay East
Unit 6
Toronto, Ontario
Canada M5A 4K9

Shareholders residing outside North America can also fax their proxies to CIBC Mellon Trust Company at (416) 368-2502.

If the meeting is adjourned, your proxy form must be received in the manner described above, no later than 4:30 p.m. (Toronto time) on the second business day before the meeting is reconvened.

By order of the Board of Directors,

Joan M. Wilson

Vice-President and Corporate Secretary

April 2, 2004

Sun Life Financial Inc.

Management Information Circular

Sun Life Financial Inc.
Management Information Circular
Dated April 2, 2004

ABOUT THIS DOCUMENT

Throughout this document, the Corporation, the Company, us and our refer to Sun Life Financial Inc., Sun Life Assurance refers to Sun Life Assurance Company of Canada, you and your refer to the shareholders of the Corporation, and the Act means the Insurance Companies Act (Canada). Sun Life Financial refers to Sun Life Financial Inc. and its subsidiaries.

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) explains in detail the items of business that will be considered at the Annual Meeting of Shareholders (the “meeting”) of the Corporation to be held on May 19, 2004. It is furnished to you in connection with the solicitation by or on behalf of the Board of Directors and management of the Corporation of proxies to be used at the meeting and at any adjournment of the meeting. Proxies will be solicited primarily by mail but may also be solicited by telephone, in writing or in person by regular employees of the Corporation and its affiliates or by an agent. The Corporation will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies. The estimated cost of such services is $45,000. All costs of solicitation will be borne by the Corporation.

If you have any questions regarding the meeting, please call one of the following numbers:

Canada	1 877 224 1760 (English)	1 888 290 0048 (French)

United States	1 877 224 1760

United Kingdom,
Republic of Ireland,
Channel Islands and
Isle of Man	Within the U.K.: 0845 602 1587	Outside the U.K.: 44 20 8639 2064

Philippines	Metro Manila: 632 683 2601	Provinces: 1 800 1 888 2422

Hong Kong	852 2862 8628

Other Countries	416 348 9412

VOTING INFORMATION

Who Can Vote

If you were a shareholder of record at the close of business on April 2, 2004, you will be entitled to vote at the meeting. One vote is attached to each common share. The Act prohibits the exercise of the voting rights attached to any common shares beneficially owned by the Government of Canada or any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

If you acquired shares after April 2, 2004, in order to be able to vote those shares at the meeting you must produce properly endorsed share certificates or otherwise establish that you own the shares. You must also request, no later than the end of day on May 9, 2004, that your name be included on the list of shareholders eligible to vote at the meeting by contacting the Corporate Secretary at the Corporation’s head office address, 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9.

Who Counts the Votes

Proxies are counted and tabulated by the Corporation’s transfer agent, CIBC Mellon Trust Company, or its authorized agents. Proxies are not usually submitted to management unless they contain comments from shareholders clearly intended for management, or when required under applicable law.

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Management Information Circular

Voting Securities

As at April 2, 2004, a total of 600,405,906 common shares were outstanding. To the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

How to Vote Your Shares

Registered Shareholders

If you are a registered shareholder (you have a share certificate registered in your name), you may vote in person at the meeting or you may vote by proxy. Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxy holder. The persons named in the enclosed proxy form are directors of the Corporation. However, you may appoint another person as your proxy holder, including someone who is not a shareholder, by printing that person’s name in the blank space on the proxy form. Sign, date and return the proxy form in the envelope provided for this purpose.

If you have specified on the proxy form how you want to vote on a particular matter (by marking FOR, WITHHOLD or AGAINST), then your proxy holder must vote your shares according to your wishes. If you have not specified how to vote on a particular matter, then your proxy holder can vote your shares as he or she sees fit on that matter. If you have appointed the representatives named on the proxy form as your proxy holder, and you have not specified how they should vote, your shares will be voted:

FOR the amendment to By-Law No. 1 related to the retirement of directors;

FOR the amendment to By-Law No. 1 to increase the limit on maximum aggregate amount of directors’ compensation;

FOR the election of the proposed nominees as directors; and

FOR the appointment of Deloitte & Touche LLP as auditors.

If any amendments are proposed to these matters, or if any other matters are properly brought before the meeting, your proxy holder can vote your shares as he or she sees fit.

The Notice of Annual Meeting includes all the matters to be presented at the meeting that are known to the management of the Corporation as of the date of this Circular.

To record your vote, you must return the signed proxy form by no later than 4:30 p.m. (Toronto time) on Monday, May 17, 2004 in the manner described in the Notice of Annual Meeting. If you wish to vote in person at the meeting, do not complete or return the proxy form as your vote will be taken at the meeting. You should register with the transfer agent upon arriving at the meeting.

Share Ownership Account Participants

A shareholder who holds a Share Ownership Statement may vote in person at the meeting or by returning a signed proxy form in the envelope provided. Certain Share Ownership Account participants may also vote by telephone or the Internet. Please refer to the proxy form included in your package for complete instructions. Each participant who is eligible to use the electronic voting procedure will receive a form of proxy that includes a 13-digit control number in the top right-hand corner. This number will be used to verify your identity and allow you to vote using the telephone or the Internet. For telephone voting in Canada, please call 1-866-271-1207 from a touch-tone telephone and follow the voice instructions. For Internet voting, please access www.eproxyvoting.com/slf and follow the instructions. You may vote by telephone or the Internet until 4:30 p.m. (Toronto time) on Monday, May 17, 2004 as described in the Notice of Annual Meeting. Information contained in or otherwise accessible through the Web site does not form a part of the Circular. All such Web site references are inactive textual references only.

If you hold a Share Ownership Statement and wish to vote in person, you should register with the transfer agent upon arriving at the meeting.

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Management Information Circular

Non-registered Shareholders

If you are a non-registered shareholder (that is, your shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian), you should carefully follow the instructions on the request for voting instructions or the proxy form that you receive from the intermediary, in order to vote the shares that you hold with that intermediary. Non-registered shareholders should follow the instructions for telephone or Internet voting provided to them by their intermediary.

Since the Corporation does not have access to the names of its non-registered shareholders, if you wish to attend the meeting and vote in person you should insert your own name in the blank space provided in the proxy form to appoint yourself as proxy holder then follow your intermediary’s instructions for returning the proxy form.

Changing Your Mind

If you are a registered shareholder and you have returned a proxy form you may revoke it by:

(a)	completing and signing a proxy form with a later date than the proxy form you previously returned and depositing it with CIBC Mellon Trust Company as described in the Notice of Annual Meeting; or

(b)	depositing a written statement signed by you or your attorney as authorized by you in writing:

(i)	at the head office of the Corporation, 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9, Attention: Corporate Secretary, at any time up to and including May 18, 2004, or, if the meeting is adjourned, the business day before the day to which the meeting is adjourned; or

(ii)	with the Chairman of the meeting on the day of the meeting before the meeting starts, or on the day to which the meeting is adjourned.

Voting instructions conveyed by mail, by facsimile or in person by a later dated instrument in writing or conveyed by telephone or the Internet will revoke any prior voting instructions. However, if you are a Share Ownership Account Participant you will not be able to vote by telephone or Internet (and thereby revoke any prior voting instructions) after 4:30 p.m. (Toronto time) on May 17, 2004.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may be unable to take any action on the revocation if the intermediary does not receive it at least seven days before the meeting.

Votes Required for Approval

A simple majority of votes cast, in person or by proxy, is required for the approval of each of the matters being voted on at the meeting, except for the special resolution to increase the limit on the maximum aggregate amount of directors’ compensation, which requires a two-thirds majority.

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements of the Corporation for the year ended December 31, 2003, together with the reports of the auditor and the actuary on those statements, are included in the 2003 Annual Report. They will be placed before the shareholders at the meeting.

First Amendment to By-Law No. 1 — Retirement of Directors

The by-laws of the Corporation provide that a director who has attained the age of 70 years is not eligible to be re-elected. Accordingly, Messrs. McNeil, Reid and Stinson must retire at the close of the 2004 annual meeting.

Mr. Stinson has provided strong leadership to the board through the recent evolution in board governance practices, having assumed the role of Non-Executive Chairman of the Board in June 2003 after having served as Lead Director for four years. The independent directors unanimously believe that it is in the best interest of the Corporation that Mr. Stinson continue as a director and as Chairman of the Board for an additional period of one year. Accordingly, on March 29, 2004, the directors approved an amendment to By-law No. 1 of the Corporation to provide that

Sun Life Financial Inc.

Management Information Circular

the independent directors may waive this eligibility requirement if they unanimously determine that it is in the best interest of the Corporation to do so. A waiver is only effective for one year and can only be renewed for one additional year. In order to continue to be effective, this by-law amendment must be confirmed by a majority of the votes cast at the meeting. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote your shares FOR the resolution set out in Schedule A.

Second Amendment to By-Law No. 1 — Maximum Directors’ Compensation

On March 29, 2004, the directors approved an amendment to By-Law No. 1 of the Corporation to increase the limit on the maximum aggregate compensation payable to all directors in the financial year from $1,250,000 to $1,600,000 per year. In view of the increasing workload of the board and the growing complexity of the Corporation’s Canadian and international operations, it is recommended that shareholders approve an increase in the limit on the maximum aggregate amount of remuneration that may be paid to directors in any year to $1,600,000. In order to continue to be effective, the By-Law amendment must be confirmed by two-thirds of the votes cast at the meeting. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote your shares FOR the special resolution set out in Schedule B.

ELECTION OF DIRECTORS

As of the date of this Circular, there are 17 directors on the board. The Corporation’s by-laws currently allow for the election of between eight and 20 directors. At the meeting, assuming the approval of the amendment to By-Law No. 1 set out above, ten directors are to be elected. John D. McNeil and Sir Bob Reid will retire from the board at the close of the meeting. Then there will be 15 directors on the board. If the amendment to By-Law No. 1 is not approved, then William W. Stinson will also retire from the board at the close of the meeting and there will be 14 directors on the board. All directors are also directors of Sun Life Assurance, the wholly owned principal operating subsidiary of the Corporation.

This year, assuming the approval of the amendment to By-Law No. 1 set out above, the following ten directors are being nominated for a term of one year, which will expire at the close of the annual meeting in 2005.

Robert M. Astley	Madeleine M. Paquin
William R. Fatt	C. James Prieur
Germaine Gibara	Donald A. Stewart
Stanley H. Hartt	William W. Stinson
Ronald W. Osborne	W. Vickery Stoughton

If the amendment to By-Law No. 1 is not approved, then William W. Stinson will retire from the board at the close of the meeting and the following nine directors are being nominated for a term of one year, which will expire at the close of the annual meeting in 2005.

Robert M. Astley	Madeleine M. Paquin
William R. Fatt	C. James Prieur
Germaine Gibara	Donald A. Stewart
Stanley H. Hartt	W. Vickery Stoughton
Ronald W. Osborne

Last year, shareholders approved an amendment to the Corporation’s by-laws to change the directors’ term of office from three years to one year. This change is to be phased in as each director’s term expires. Next year, all directors will be elected for a one-year term.

In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the foregoing nominees for the positions to be filled at the meeting.

All nominees were directors in 2003. Each of the nominees satisfies the Corporation’s criteria for board membership and offers skills and experience that will contribute to the board’s continuing ability to keep pace with the Corporation’s developing business operations. The Board of Directors does not contemplate that any of the proposed nominees will be unable to serve as a director, but should that occur for any reason prior to the meeting, the persons named in the enclosed form of proxy reserve the right to vote in their discretion for other nominees proposed in good faith in accordance with applicable legislation.

Sun Life Financial Inc.

Management Information Circular

The following table sets out the names of the directors, together with their municipality of residence, age, year first elected or appointed a director and when their term expires, comparative share ownership (2004 — 2003) in the form of common shares beneficially owned by the directors, deferred share units (“DSUs”) credited to the director and stock options held, principal occupation, other directorships, memberships on board committees and attendance.

		Director	Term	Common Shares[3]		DSUs[3]		Options[3]
	Age	Since[1]	Expires[2]	2004	2003	2004	2003	2004	2003
Robert M. Astley, FSA, FCIA	59	2002	2004	88,853	88,283	—	—	596,440	846,440
Waterloo, ON		•1989

Mr. Astley is President, Sun Life Financial Canada and a director of the Corporation and Sun Life Assurance. Prior to January 2003, he was also President and Chief Executive Officer of Clarica Life Insurance Company. He is a director of CI Fund Management Inc., the Conference Board of Canada and The Stratford Festival.	Number of Meetings Attended 7 of 8 Regular 8 of 8 Telephone

James C. Baillie	65	2000	2005	6,900	6,900	5,067	4,177	4,000	4,000
Toronto, ON

Mr. Baillie is of Counsel with Torys LLP, a law firm. Prior to January 2000, Mr. Baillie was a Partner at Torys. Mr. Baillie is Chairman of the Independent Electricity Market Operator (Ontario) and the Auditing and Assurance Standards Oversight Council. He is a director of the Investment Dealers Association of Canada and of Bridgepoint Health Canada. Mr. Baillie also serves on the Board of Directors of several of the Corporation’s subsidiaries in the United States and is Chairman of the Audit Committees of those subsidiaries. In the past five years, Mr. Baillie has served as a director of Continental (CBOC) Corporation, Corel Corporation, FPI Limited, Infinium Canada Ltd., Standard Products, Inc. and Viventia Biotech Inc.	Number of Meetings Attended 8 of 8 Regular 8 of 8 Telephone 6 of 6 ACRC[4] 2 of 2 MRC 2 of 2 RRC[6]

William R. Fatt	53	2001	2004	2,000	2,000	7,955	4,186	4,000	4,000
Toronto, ON

Mr. Fatt is Chief Executive Officer of Fairmont Hotels & Resorts Inc., an owner/operator of luxury and first class hotels and resorts. Mr. Fatt is Vice-Chairman of Legacy Hotels Real Estate Investment Trust and a director of Enbridge Inc., EnCana Corporation, The Jim Pattison Group and the Toronto General and Western Hospital Foundation. In the past five years, Mr. Fatt has served as a director of The University of Guelph and The Corporation of Massey Hall and Roy Thomson Hall.	Number of Meetings Attended 8 of 8 Regular 6 of 8 Telephone 6 of 6 MRC[5] 3 of 4 RRC[6]

David A. Ganong	60	2002	2005	7,567	7,567	2,152	509	2,000	2,000
St. Stephen, NB		•1991

Mr. Ganong is President of Ganong Bros. Limited, a confectionery manufacturer. Mr. Ganong is a director of Air Canada and New Brunswick and Canada Railway and is a member of the Board of Governors of The University of New Brunswick. Mr. Ganong was formerly Chairman of Clarica Life Insurance Company.	Number of Meetings Attended 8 of 8 Regular 8 of 8 Telephone 5 of 5 GC7 6 of 6 MRC[5]

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Management Information Circular

		Director	Term	Common Shares[3]		DSUs[3]		Options[3]
	Age	Since[1]	Expires[2]	2004	2003	2004	2003	2004	2003
Germaine Gibara, CFA	59	2002	2004	4,030	4,030	2,039	486	2,000	2,000
Montreal, QC		•1997

Ms. Gibara is President of Avvio Management Inc., a change and technology management consulting firm. Ms. Gibara is a director of Cogeco Cable Inc., the Auditing and Assurance Standards Oversight Council and CPP Investment Board. In the past five years, Ms. Gibara has served as a director of Corel Corporation, Pechiney Group and Videotron Telecom Limited.	Number of Meetings Attended 8 of 8 Regular 8 of 8 Telephone 5 of 5 GC7 3 of 4 RRC[6]

Stanley H. Hartt, OC, QC	66	1993	2004	—	—	4,608	790	3,000	3,000
Toronto, ON

Mr. Hartt is Chairman of Citigroup Global Markets Canada Inc., an investment bank. Mr. Hartt is Chairman of O&Y Properties Corporation and a director of Citibank Canada. In the past five years, Mr. Hartt has served as a director of A&G Resources Corporation, Gulf Canada Resources Ltd., the Canadian Journalism Foundation, the Canadian Psychiatric Research Foundation, the Toronto Mendelssohn Choir, the State of Israel Bonds and The Stratford Festival.	Number of Meetings Attended 8 of 8 Regular 8 of 8 Telephone 6 of 6 ACRC[4] 4 of 4 RRC[6]

Krystyna T. Hoeg, CA	54	2002	2005	3,405	3,405	2,887	—	2,000	2,000
Toronto, ON		•1999

Ms. Hoeg is President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine. She is a director of the Business Advisory Council of the United Nations Office for Project Services and a member of the Canadian Opera Corporation Capital Campaign. In the past five years, Ms. Hoeg has served as a director of Green Shield Canada and St. Michael’s Hospital Foundation.	Number of Meetings Attended 8 of 8 Regular 7 of 8 Telephone 5 of 6 ACRC[4]

Idalene F. Kesner	46	2002	2005	2,000	1,000	792	—	2,000	2,000
Bloomington, IN		•1997

Professor Kesner is Chairperson, MBA Program and Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post secondary educational institution. She is a director of the University Hillel Foundation. In the past five years, Professor Kesner has served as a director of Harriet & Henderson Yarns, Inc.	Number of Meetings Attended 8 of 8 Regular 8 of 8 Telephone 6 of 6 ACRC[4]

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Management Information Circular

		Director	Term	Common Shares[3]		DSUs[3]		Options[3]
	Age	Since[1]	Expires[2]	2004	2003	2004	2003	2004	2003
Bertin F. Nadeau	63	1990	2005	10,256	10,256	792	—	4,000	4,000
Montreal, QC

Mr. Nadeau is Chairman and Chief Executive Officer of GescoLynx Inc., a private holding company and a director of Lafarge North America Inc. and The Montreal General Hospital Foundation. He is Chairman of Breuvages KiRi L.P. and Casavant Frères, L.P. In the past five years, Mr. Nadeau has served as a director of Ski Mode Bernard Trottier Inc. and was a Governor of The Banff Centre.	Number of Meetings Attended 8 of 8 Regular 8 of 8 Telephone 5 of 5 GC7 4 of 4 MRC[5] 2 of 2 RRC

Ronald W. Osborne, FCA	57	1989	2004	14,564	13,599	792	—	4,000	4,000
Toronto, ON

Mr. Osborne is a Corporate Director. Until December 2003, he was President and Chief Executive Officer and a director of Ontario Power Generation Inc., an electricity generation company. Mr. Osborne is a director of Air Canada, Four Seasons Hotels Inc., Shell Canada Limited, Torstar Corporation and The Corporation of Massey Hall and Roy Thomson Hall. In the past five years, Mr. Osborne has served as a director of Noranda Inc., Ontario Hydro Corporation and The Shaw Festival.	Number of Meetings Attended 8 of 8 Regular 7 of 8 Telephone 6 of 6 ACRC[4] 6 of 6 MRC[5]

Madeleine M. Paquin	41	2001	2004	1,000	1,000	3,987	1,936	4,000	4,000
Montreal, QC

Ms. Paquin is President and Chief Executive Officer of Logistec Corporation, a cargo handling and marine services company. Ms. Paquin is a director of Aéroports de Montréal, Canadian Pacific Railway Limited and the Foundations of the Montreal Children’s Hospital and the Montreal YMCA. In the past five years, Ms. Paquin has served as a director of Canadian Manufacturers and Exporters, The Chamber of Commerce of Quebec and The Conference Board of Canada.	Number of Meetings Attended 8 of 8 Regular 5 of 8 Telephone 4 of 5 GC7

C. James Prieur, CFA	52	2002	2004	47,608	47,608	74,740	73,041	504,000	504,000
Toronto, ON

Mr. Prieur is President and Chief Operating Officer of the Corporation and of Sun Life Assurance. He was appointed President and Chief Operating Officer of Sun Life Assurance in April 1999 and President and Chief Operating Officer of the Corporation in September 1999. Mr. Prieur serves on the Board of Directors of a number of the Corporation’s subsidiaries. Mr. Prieur is a director of The Canadian Opera Company and Life Insurance Marketing and Research Association International. In the past five years, Mr. Prieur has served as a director of Newton Wellesley Hospital.	Number of Meetings Attended 8 of 8 Regular 7 of 8 Telephone

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Management Information Circular

		Director	Term	Common Shares[3]		DSUs[3]		Options[3]
	Age	Since[1]	Expires[2]	2004	2003	2004	2003	2004	2003
Donald A. Stewart, FIA, FCIA	57	1996	2004	43,565	42,958	181,522	177,396	1,130,000	1,130,000
Toronto, ON

Mr. Stewart is Chief Executive Officer of the Corporation and of Sun Life Assurance. He was appointed Chairman of Sun Life Assurance in April 1999 and Chairman and Chief Executive Officer of the Corporation in September 1999. In June 2003, a Non-Executive Chairman was appointed. Mr. Stewart continued as Chief Executive Officer. Mr. Stewart serves on the Board of Directors of a number of the Corporation’s subsidiaries. Mr. Stewart is a director of the Canadian Life & Health Insurance Association, the American Council of Life Insurance and the International Insurance Society, Inc.	Number of Meetings Attended 8 of 8 Regular 8 of 8 Telephone

William W. Stinson	70	1985	2004	22,328	21,429	792	—	4,000	4,000
Toronto, ON

Mr. Stinson is Chairman of the Board of the Corporation and Sun Life Assurance. Prior to June 2003, Mr. Stinson was Lead Director. He is Chairman of Westshore Terminals Income Fund, Lead Director of CHC Helicopter Corporation, a director of Grant Forest Products Inc. and a trustee of Fording Canadian Coal Trust. In addition, Mr. Stinson serves on the Board of Directors of several of the Corporation’s subsidiaries in the United States. In the past five years, Mr. Stinson has served as a director of ADT, LWT Ltd., PanCanadian Petroleum Limited, United Dominion Industries and Western Star Trucks.	Number of Meetings Attended*
8 of 8 Regular
8 of 8 Telephone
5 of 5 GC7
2 of 2 MRC
*Mr. Stinson in his capacity as Lead Director, and from June 2003 as Non-Executive Chairman, attended all committee meetings on an ex-officio basis.

W. Vickery Stoughton	58	1988	2004	4,157	3,725	792	—	4,000	4,000
Los Angeles, CA

Mr. Stoughton is a Corporate Director. Mr. Stoughton is Chairman and Chief Executive Officer of Careside, Inc., which until February 2003, was a manufacturer and developer of blood testing systems. He is a director of Biomira Inc. Formerly Mr. Stoughton has held the position of Chief Executive Officer of Toronto General Hospital and the Duke University Medical Center and President of SmithKline Beecham Diagnostic Systems.	Number of Meetings Attended 8 of 8 Regular 8 of 8 Telephone 6 of 6 MRC[5]

1.	“Director Since” means the date on which the director first joined the board of the Corporation. Where a director served as a director of Sun Life Assurance before the formation of the Corporation in 1999, the date on which that director first joined the board of Sun Life Assurance is indicated. Where a director served as a director of Clarica Life Insurance Company (“Clarica”) prior to the combination transaction with the Corporation on May 29, 2002, the date on which that director first joined the board of Clarica is indicated by •.
2.	“Term Expires” means the director’s term expires at the close of the annual meeting in the year shown.
3.	Common shares, DSUs and Options as at April 2nd for 2004 and April 17th for 2003.
4.	Current member of Audit and Conduct Review Committee (“ACRC”).
5.	Current member of Management Resources Committee (“MRC”).
6.	Current member of Risk Review Committee (“RRC”).
7.	Current member of Governance Committee (“GC”).

Directors who are not standing for re-election on May 19, 2004 or who retired during 2003 attended meetings during the 12-month period ended December 31, 2003, as follows:

John D. McNeil	Sir Bob Reid	David G. Vice (retired June 4, 2003)

7 of 8 Regular board meetings	7 of 8 Regular board meetings	4 of 4 Regular board meetings
8 of 8 Telephone meetings	5 of 8 Telephone meetings	1 of 2 Telephone board meetings
4 of 4 RRC[6] meetings	5 of 6 ACRC[4] meetings	3 of 3 GC meetings
4 of 4 RRC[6] meetings

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Management Information Circular

Appointment Of Auditors

It is proposed that Deloitte & Touche LLP be appointed the auditors of the Corporation.

The persons named in the enclosed form of proxy intend to vote, in the absence of contrary instructions, FOR the appointment of Deloitte & Touche LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders. Deloitte & Touche LLP has been auditor of the Corporation since its inception in 1999. Prior to that, Deloitte & Touche LLP, or one of its predecessor companies, have been auditors of Sun Life Assurance since its inception.

For the years ended December 31, 2003 and 2002, the fees paid by the Corporation and Sun Life Assurance for audit work performed by Deloitte & Touche LLP were as follows:

	Year Ended December 31
($Millions)	2003*	2002*
Audit Services	9.2	8.7
Audit-Related Services	2.1	1.2
Tax Services	1.5	2.3
Other Services	0.3	10.2

*	In order to reflect new United States Securities and Exchange Commission (“SEC”) reporting guidance, 2003 fees include, and 2002 fees have been restated to include, administrative and out-of-pocket expenses and fees relating to segregated funds (known as separate accounts in the U.S.).

Audit Services

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation and Sun Life Assurance’s annual financial statements and segregated funds as well as services provided in connection with statutory and regulatory filings.

Audit-Related Services

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit services category above. These services consisted of employee benefit plan audits, special audits in connection with acquisitions, internal control reviews and consultations concerning financial accounting and reporting standards.

Tax Services

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance, including the review of original and amended tax returns; assistance with questions regarding tax audits and refund claims; tax advice in connection with acquisitions and tax planning; and advisory services relating to domestic and international taxation.

Other Services

Other fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

Audit and Conduct Review Committee Approval

The Corporation and Sun Life Assurance established a Policy Restricting the Use of External Auditors (the “Policy”) requiring pre-approval of services provided by the auditors in July 2002 and amended and restated the Policy in October 2002. The Policy is set out in Schedule E. All fees paid to the auditors since July 2002 have been approved by the Corporation and Sun Life Assurance’s Audit and Conduct Review Committee in accordance with the policy in effect at the time.

Sun Life Financial Inc.

Management Information Circular

Shareholder Proposals

Any shareholder proposals for the 2005 Annual Meeting of Shareholders must be submitted no later than February 18, 2005, by writing to the Corporate Secretary of the Corporation at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9, or by facsimile to (416) 585-9907 or by email to shareholderservices@sunlife.com in order to be considered for inclusion in the Corporation’s Circular for that meeting.

COMPENSATION OF DIRECTORS

Directors who are employed by the Corporation or Sun Life Assurance do not receive fees for serving as directors. In 2003, the Chairman of the Board received an annual retainer of $250,000 plus a DSU award of $15,000 as his total remuneration, plus reasonable travel and other expenses incurred in connection with carrying out the duties of the Chairman of the Board. Effective January 1, 2004, the Chairman of the Board’s annual retainer was increased to $300,000.

As of the date of this Circular, other members of the board are paid on the basis set out below. Amounts paid are in respect of a director’s services to both the Corporation and Sun Life Assurance, the cost of which is shared equally between the Corporation and Sun Life Assurance. All meetings of the boards of the Corporation and Sun Life Assurance and their respective committees were, generally, held concurrently. Directors who are resident outside of Canada receive the same nominal amounts, paid in US funds.

Annual Retainer	$30,000
Committee Chair Retainers:
• Audit and Conduct Review	$20,000
• Risk Review	$15,000
• Governance	$10,000
• Management Resources	$10,000
Committee Member Retainers:
• Audit and Conduct Review	$10,000
• Risk Review	$7,500
• Governance	$5,000
• Management Resources	$5,000
Meeting Fee (Board and Committee)	$1,500

Directors who are not employees of the Corporation or any affiliate can elect to receive their remuneration in the form of DSUs or common shares acquired in the market. Directors are reimbursed for their reasonable costs for attendance at meetings of the Corporation or any subsidiaries of the Corporation.

Sun Life Financial Inc.

Management Information Circular

The total amount paid to the directors by the Corporation and Sun Life Assurance for the year 2003 was $1,761,586, paid as follows:

			Committee
			Retainer
		DSU	including	Board	Committee	Total
	Board	Award	Committee	Meeting	Meeting Fees	Remuneration
Name	Retainer	Value	Chair Retainer	Fees	and Seminars	Paid
	$	$	$	$	$	$
William W. Stinson	250,000	15,000	—	—	—	265,000
James C. Baillie[2]	30,000	15,000	16,458	24,000	28,500	113,958
William R. Fatt	30,000	15,000	15,417	22,500	21,000	103,917
David A. Ganong	30,000	15,000	10,000	24,000	30,000	109,000
Germaine Gibara	30,000	15,000	12,500	24,000	24,000	105,500
Stanley H. Hartt	30,000	15,000	17,500	24,000	24,000	110,500
Krystyna T. Hoeg	30,000	15,000	10,000	22,500	18,000	95,500
Idalene F. Kesner[1]	30,000	15,000	10,000	24,000	21,000	134,153
John D. McNeil	30,000	15,000	7,500	22,500	16,500	91,500
Bertin F. Nadeau	30,000	15,000	16,042	24,000	28,500	113,542
Ronald W. Osborne	30,000	15,000	25,000	22,500	27,000	119,500
Madeleine M. Paquin	30,000	15,000	5,000	21,000	13,500	84,500
Sir Bob Reid[1,3]	30,000	15,000	25,000	18,000	22,500	148,872
W. Vickery Stoughton[1]	30,000	15,000	5,000	24,000	21,000	127,144
David G. Vice	15,000	5,000	2,500	7,500	9,000	39,000

1.	Directors who are resident outside Canada receive their fees in US dollars except for the DSU awards valued in Canadian dollars. Remuneration for these directors is converted to Canadian dollars using a conversion rate of 1.4018.
2.	James C. Baillie, in his capacity as a member of the Board of Directors and various committees of the Corporation’s major subsidiaries in the United States, was paid an additional US$90,425.
3.	Sir Bob Reid, in his capacity as a member of the Board of Directors and the Audit and Compliance Committee of Sun Life Assurance Company of Canada (UK) Limited, was paid an additional GB£30,000.

Share Ownership Guideline

On April 2, 2003, the board increased the minimum number of common shares and/or DSUs each director is required to own from three times the annual board retainer to six times the annual board retainer. Directors are expected to reach this share ownership level within five years.

Directors’ Share Compensation Plan

A new Directors’ Share Compensation Plan (the “DSC Plan”) was adopted by the board on April 2, 2003. Under the DSC Plan, directors of the Corporation who are not employees of the Corporation or any affiliate, receive an annual award of DSUs on the last day of each quarter, initially in an amount equivalent to one quarter of the annual award under the discontinued Director Stock Option Plan (see page 14). Effective January 1, 2004, the amount of the DSU award was increased by $20,000 per annum to $40,000 per annum. In addition, directors may elect to receive their annual remuneration, paid quarterly, in any combination of DSUs, common shares of the Corporation or cash.

A director cannot convert DSUs to common shares or cash until the director ceases to be a member of the board. No common shares are issued by the Corporation in connection with the DSC Plan.

Sun Life Financial Inc.

Management Information Circular

Directors’ Stock Option Plan

Grants under the Directors’ Stock Option Plan (the “DSOP”) were discontinued effective April 2, 2003.

The DSOP provided for automatic grants of options to purchase common shares of the Corporation to directors of the Corporation who were not employees of the Corporation or any of its subsidiaries. Options to purchase 2,000 common shares were granted to each director on the day immediately following each annual meeting of the shareholders at which a director is elected, re-elected or retained as a director.

Stock options under the now discontinued DSOP have a maximum exercise period of 10 years. The exercise price will be the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on the trading day preceding the date of grant. Unless otherwise determined, the options will become exercisable as to 50% on the first anniversary of the date of grant and as to the remaining 50%, on the second anniversary of the date of grant.

Stock options will vest immediately upon the death of a director or retirement from the board and the options may be exercised for a one-year period following such an event. If a director ceases to be a member of the board for any other reason, such director’s options, which are exercisable on the date the person ceases to be a director, may be exercised for a period of 60 months after that date, except that the options may not be exercised after their expiry date.

REPORT ON CORPORATE GOVERNANCE

Under the rules of the TSX, the Corporation is required to disclose information relating to its governance procedures. This disclosure is set out in Schedule C to this Circular. Governance procedures are also discussed under the heading Focus on Corporate Governance on pages 16 and 17 of the Corporation’s 2003 Annual Report. A comparison of the Corporation’s governance practices to the New York Stock Exchange Corporate Governance Rules are found in Schedule D. Recently updated Charters of the Board of Directors and Board Committees are posted on the Sun Life Financial Web site: www.sunlife.com and are available from the Corporate Secretary upon request.

Reports of Board Committees

The board delegates certain responsibilities to standing board committees to allow an in-depth review of these issues. Generally, board committees meet in advance of the board meetings where Sun Life Financial’s annual and quarterly financial results are approved in February, April, July and October and when the annual financial plan is approved in December. Special meetings are convened as deemed necessary. Each committee Chair, in consultation with the Chairman of the Board, sets the agenda for each meeting. Each committee Chair provides a report to the board on the committee’s activities following each meeting and presents recommendations to the Board of Directors on matters requiring board approval. Each committee’s performance is evaluated as part of the overall board effectiveness review and the board discusses the assessment.

All members of the committee are independent directors. The Chairman of the Board attends all committee meetings on an ex-officio basis. After reviewing reports submitted by management, the committee meets without management present.

Report of the Audit and Conduct Review Committee

The primary functions of the Audit and Conduct Review Committee are to assist the Board of Directors with its oversight role with respect to the integrity of financial statements, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment and the qualifications, independence and performance of the External Auditor.

The Audit and Conduct Review Committee met six times in 2003. After reviewing reports submitted by management and the External Auditor at each meeting, the committee met without management present. Members of the committee serve as Chairs of the audit committees of a number of Sun Life Financial’s subsidiaries and are able to contribute insights on those committees’ deliberations. The committee held private meetings regularly with each of the External Auditor and the Chief (Internal) Auditor and periodically with the Appointed Actuary and with the Internal Auditor of Massachusetts Financial Services Company (“MFS”).

Sun Life Financial Inc.

Management Information Circular

In 2003 and up to the date of this Circular, matters upon which the Audit and Conduct Review Committee reviewed and reported or made recommendations to the board included:

Integrity of financial statements

•	Reviewed with management and the External Auditor the Corporation’s principal accounting practices and policies and assured itself of the External Auditor’s satisfaction with the accounting estimates and judgements made by management.

•	Reviewed and recommended for approval by the board the annual audited consolidated financial statements, the Annual Information Form, the quarterly unaudited consolidated financial statements, Management’s Discussion and Analysis and earnings news releases on annual and quarterly results.

Compliance with regulatory financial requirements

•	Reviewed with management new regulatory accounting policies and standards and emerging practices. These included:

•	The Chief Executive Officer and the Chief Financial Officer certifications relating to financial disclosure and controls;

•	Assessment and reporting to the board on the designation of an “audit committee financial expert” as defined by the SEC rules; and

•	Approving procedures established to handle complaints and anonymous employee submissions with respect to matters and concerns regarding accounting, internal control and auditing.

•	The committee met with the representatives of the Office of the Superintendent of Financial Institutions (“OSFI”) on OSFI’s annual examination report and reviewed the status of items raised by OSFI with management on a regular basis. The committee also reported to OSFI on its review of procedures for complying with the requirements of the Act relating to transactions with related parties.

Adequacy and effectiveness of the internal control environment

•	Reviewed with management and the Chief Auditor the overall scope of the annual internal audit plan. The committee assessed the resources that the Chief Auditor proposed to devote to the audit and satisfied itself as to the independence of the Internal Audit function. The Chair of the committee was consulted in advance on the appointment of a new Chief Auditor in July 2003.

•	On a quarterly basis, the Chief Auditor reviewed the adequacy and effectiveness of the internal control environment with the committee.

•	Monitored the increased requirements for internal control reporting, with particular emphasis on the requirements of the Sarbanes-Oxley Act of 2002.

Qualifications, independence and performance of the auditor

•	Satisfied itself as to the independence of the External Auditor, Deloitte & Touche LLP.

•	Reviewed and approved the overall scope of the annual audit plan and the resources devoted to the audit.

•	Reviewed and approved all services and related fees as permitted by the Corporation’s Policy Restricting the Use of the External Auditors.

•	Assessed the performance of the External Auditor and recommended to the board the nomination of Deloitte & Touche LLP for re-appointment at the annual meeting.

The Audit and Conduct Review Committee is satisfied with the appropriateness of its mandate and that it substantially met the terms of its Charter in 2003.

Signed,
Ronald W. Osborne (Chairman)	James C. Baillie	Stanley H. Hartt
Krystyna T. Hoeg	Idalene F. Kesner	Sir Bob Reid

Sun Life Financial Inc.

Management Information Circular

Report of the Governance Committee

The primary function of the Governance Committee is to assist the Board of Directors with its oversight role by developing effective corporate governance processes within Sun Life Financial, assessing the effectiveness of the Board of Directors and its committees, including the contribution of individual directors and the Chairman of the Board, and recommending nominees for election as directors.

The Governance Committee met five times in 2003. The Governance Committee meets privately without management present on a regular basis.

In 2003 and up to the date of this Circular, the matters upon which the Governance Committee reviewed and reported or made recommendations to the board included:

Developing effective corporate governance processes within Sun Life Financial

•	Reviewed current corporate governance developments.

•	Reviewed and recommended to the board the separation of the roles of the Chairman of the Board and Chief Executive Officer following the 2003 annual meeting.

•	Reviewed and recommended to the board amendments to the Sun Life Financial Code of Business Conduct and revisions to the Charters of the Board of Directors and Board Committees.

•	Reviewed and recommended to the board non-routine items of business for consideration at the annual meeting.

•	Considered proposals submitted by shareholders for inclusion in the 2003 annual meeting proxy materials and recommended responses to the board.

•	Reviewed corporate governance disclosure in the annual meeting proxy materials.

•	Approved significant charitable donations.

Assessing the effectiveness of the Board of Directors and its committees, including the contribution of individual directors and the Chairman of the Board

•	Executed the process for evaluating the effectiveness of the board as a whole and each committee of the board. The assessment led to an increase in the time devoted in the critical responsibility of determining strategic direction.

•	Developed the position description and process for selection, evaluation of the performance and succession of the Chairman of the Board.

•	Reviewed the process for assessment of the contributions of individual directors.

•	Reviewed the appropriateness of the compensation of directors and director share ownership guidelines and made recommendations to the board.

•	Recommended business and director education programs for board members.

Recommending nominees for election as directors

•	Identified individuals with the competencies, skills and qualities determined by the board to be required or best suited to complement the current board composition and recommended those nominees to the board for election or re-election as directors.

The Governance Committee is satisfied with the appropriateness of its mandate and that it substantially met the terms of its Charter in 2003.

Signed,
Bertin F. Nadeau (Chairman)	David A. Ganong	Germaine Gibara
Madeleine M. Paquin	William W. Stinson

Sun Life Financial Inc.

Management Information Circular

Report of the Risk Review Committee

The primary function of the Risk Review Committee is to assist the Board of Directors with its oversight role with respect to ensuring the identification of major areas of risk facing the organization and the development of strategies to manage those risks, to review compliance with risk management policies and reports related to compliance with legal and regulatory matters.

The Risk Review Committee met four times in 2003. After reviewing reports submitted by management, the committee met privately with the Chief Compliance Officer at each meeting and then met without management present.

In 2003 and up to the date of this Circular, the matters upon which the Risk Review Committee reviewed and reported or made recommendations to the board included:

Identification of major areas of risk facing the organization and the development of strategies to manage those risks

•	Reviewed with the Chief Risk Officer the enterprise-wide process for identifying the major market, credit, insurance and operational risks faced by Sun Life Financial and monitored the strategies and programs put in place to mitigate those risks.

•	Discussed the design of policies to deal with emerging risk issues.

•	Examined income and financial sensitivity to movements in market conditions (interest rates, equity markets and currency exchange rates) quarterly. Hedging programs to address these risks are reviewed and monitored quarterly.

•	Reviewed risks inherent in the Corporation’s products and steps being taken to address those risks.

•	Reviewed reports on the Corporation’s risk concentrations and exposure to reinsurance counterparties.

•	Reviewed the capital adequacy and financial strength of Sun Life Financial with the Appointed Actuary of the Company and other members of management.

•	Reviewed quarterly investment portfolio performance and general fund investments and received reports on management’s study of best practices in the investment function.

Review compliance with risk management policies

•	Monitored the effectiveness of and compliance with policies implemented for the management and control of risk, including investment policies and standing investment authorizations, product design and pricing management, underwriting and liability management, capital management, reinsurance, outsourcing and policies implemented pursuant to OSFI’s Standards of Sound Business and Financial Practices.

Reports related to compliance with legal and regulatory matters

•	Reviewed with management the status of items raised in the annual OSFI examination report.

•	Adopted policies dealing with legal and regulatory compliance.

•	Reviewed with the Chief Compliance Officer reports on compliance activities on a quarterly and annual basis. These included reports on compliance with the Sun Life Financial Code of Business Conduct, reviews of market conduct practices related to Sun Life Financial’s protection and wealth management products and services, procedures for dealing with customer complaints and procedures for complying with anti-money laundering and suppression of terrorism laws.

•	Reviewed with the Chief Legal Officer reports on outstanding litigation.

     The Risk Review Committee is satisfied with the appropriateness of its mandate and that it substantially met the terms of its Charter in 2003.

Signed,
Sir Bob Reid (Chairman)	James C. Baillie	William R. Fatt
Germaine Gibara	Stanley H. Hartt	John D. McNeil

Sun Life Financial Inc.

Management Information Circular

Report of the Management Resources Committee

The primary function of the Management Resources Committee is to assist the Board of Directors with its oversight role by ensuring that the Corporation has the leadership resources to provide succession for senior executive positions, and the programs to effectively attract, retain, motivate and reward executives to achieve strategic objectives.

The Management Resources Committee met six times in 2003. After reviewing reports submitted by management, the committee met without management present. The Chief Executive Officer attends meetings by invitation. The committee engages outside consultants to gather information and opine on the total remuneration practices of other financial services companies, as it deems appropriate.

In 2003 and up to the date of this Circular, the matters upon which the Management Resources Committee reviewed and reported or made recommendations to the board included:

•	Ensuring effective plans were in place to provide succession options in relation to the Chief Executive Officer and other senior management positions;

•	Assessing the performance of the Chief Executive Officer and reviewing the assessment with the Board of Directors;

•	Determining the Chief Executive Officer’s compensation in relation to the Corporation’s performance;

•	Reviewing the performance assessment of other officers at the Executive Vice-President level and above, and the Appointed Actuary as recommended by the Chief Executive Officer;

•	Reviewing and approving the executive compensation policies, programs and levels, including the determination of appropriate performance measures and targets for incentive compensation plans; and

•	Overseeing effective governance of employee pension plans and approving plan changes.

REPORT ON EXECUTIVE COMPENSATION

Executive Compensation Philosophy

The Corporation’s executive compensation philosophy recognizes the importance and contribution of a highly skilled leadership team to the growth of shareholder value. The compensation program reflects this philosophy and has been further designed to meet the following key objectives:

a)	To attract and retain highly qualified executives;

b)	To motivate and reward executives for achieving results that contribute to the long-term financial success of the Corporation;

c)	To better link the interests of executives with those of the Corporation’s shareholders; and

d)	To support the achievement of the Corporation’s succession planning by retaining key talent in a highly competitive business environment.

The structure of the compensation program varies according to the level and nature of the position in the organization. Generally, the higher the level of the position, the greater the portion of the compensation that is variable and at risk, recognizing the degree to which the employee is able to influence overall business results. The compensation for executives at the Executive Vice-President level and above is generally targeted to the median of the competitive market, but can range from the 25th to the 75th percentile depending on overall business results and individual performance. This may result in paying above median compensation when the Corporation performs exceptionally well relative to its plan and its peers, while delivering significantly lower compensation if results fail to meet expectations.

In establishing the level and mix of executive compensation, the committee references data and other information on market compensation practices provided by independent consulting firms. For Canadian-based executives, the committee reviews the practices of the major Canadian banks, Great-West Lifeco Inc. and Manulife Financial Corporation. For executives based in the United States, Asia and the United Kingdom, the committee reviews the practices of insurance companies of comparable size and scope. Using the data collected in these reviews, the committee determines and recommends to the Board of Directors for approval, salary adjustments and incentive awards for the Chief Executive Officer and considers and approves compensation recommendations from the Chief Executive Officer pertaining to the positions at the Executive Vice-President level and above, as well as the Appointed Actuary, Chief Auditor, Chief Risk Officer and Chief Compliance Officer.

Sun Life Financial Inc.

Management Information Circular

Executive Compensation Components

The Corporation has an executive compensation program comprised of base salary, annual and long-term incentives. The table below outlines the various incentive compensation components:

SHORT TERM		LONGER TERM
		Restricted Share	Performance Share
Component	Annual Incentive	Unit Plan	Unit Plan	Stock Option Plan
Performance Period	1 Year	3 Years	3 Years	Up to 10 Years
Vesting Period	1 Year	3 Years	3 Years, contingent on the achievement of preset performance criteria.	4 Years (unless other- wise determined by the committee).
Link to Company Performance	Dependent on corporate and/or business unit per- formance, as well as achievement of individual objectives that support the achievement of corporate strategy.	Payout reflects the value of Company stock and reinvestment of notional dividends over the per- formance period.	Vesting is tied to Company Total Shareholder Return (“TSR”)[1] relative to peer group and increase in Earnings Per Share (“EPS”) and Dividend Yield.

			Payout reflects the value of Company stock and reinvestment of notional dividends over the per- formance period.	Based on appreciation of Company stock.

1.	Total Shareholder Return (“TSR”) is defined as share price accumulation and dividends paid.

Base Salaries

Executive salaries are reviewed annually and adjusted, as appropriate, based on individual performance, capabilities, responsibilities and competitive market data.

Annual Incentive Compensation

The Sun Life Financial Annual Incentive Plan provides participants with the opportunity to earn cash awards based on the performance of the Corporation, business unit or functional area, as well as individual contribution. Target award levels for the achievement of objectives range from 50% to 100% of base salary for the Chief Executive Officer and the five other most highly compensated executive officers of the Corporation (“Named Executive Officers”). No incentive compensation is payable where individual performance is not satisfactory or where key corporate objectives are not achieved. In 2003, the results of the Corporation were assessed on the basis of overall financial performance, as well as progress on other key metrics, as follows:

Sun Life Financial Inc.

Management Information Circular

	2003 Results / Comments	Results
Financial Performance Measure:
Net Income	Sun Life Financial achieved record operating earnings of $1.5 billion, before the provisions taken to provide for the cost of the regulatory settlement at MFS. Final net income as a result was below target at $1,309 million.	56%
Other Key Metrics:
Relative TSR	Sun Life Financial’s TSR for the year ending December 31, 2003 was 24%, out- performing the average of a peer group of North American insurance companies	Exceeded

Growth in Operating EPS	Operating EPS growth was 8%, in line with target.	Met

Growth in the Value of New Business	Slightly below target, primarily reflecting the impact of currency.	Below
Policyholder Measures	Sun Life Financial’s excellent financial strength and credit ratings with both Standard & Poor’s and Moody’s were maintained during 2003. Policyholder complaints decreased.	Met

In 2004, results for the Corporation will be assessed on the basis of pre-determined overall financial performance in relation to Earnings Per Share and Return on Equity targets, with consideration for other key objectives relating to Relative Total Shareholder Return, Growth in the Value of New Business and Policyholder Measures.

Long-Term Incentive Compensation

Sun Life Financial has three components to its long-term incentive program: Restricted Share Units, Performance Share Units and Stock Options. Each component is designed to reward executives for the creation of sustained shareholder value. The Performance Share Unit Plan (“PSU Plan”) is designed to further strengthen the alignment of executives’ and shareholders’ interests by placing a greater emphasis on performance, and will be introduced in 2004. A former long-term incentive vehicle, the Unit Value Appreciation Plan, was discontinued in 2000, with the settlement of final awards in February 2003.

Participation in Sun Life Financial’s long-term incentive program is limited to approximately 500 executives and senior managers who have the ability to influence business outcomes and financial performance. To reinforce the alignment of executives’ and shareholders’ interests, senior executives have a larger component of their long-term incentive program in performance-based vehicles, reflecting their direct contribution to the creation of shareholder value.

For 2003, approximately one-third of the value of long-term incentive awards were delivered in the form of Restricted Share Units (“RSUs”) and two-thirds in the form of stock options. For 2004, the mix of long-term incentive awards will vary based on the level of the participant. The Chief Executive Officer will receive 100% of the long-term incentive award in the form of Performance Share Units (“PSUs”). Executive Vice-Presidents will receive a portion of their long-term incentive award in PSUs and RSUs or options. Other key executives will receive a combination of RSUs and PSUs. All other plan participants will receive their awards in the form of RSUs, with the exception of a limited number of participants, either new to the organization or recently promoted to an executive position, who may receive a portion of their award in the form of stock options.

Sun Life Financial Inc.

Management Information Circular

a) Restricted Share Unit Plans

In 2002, two Restricted Share Unit Plans were introduced: the Clarica Life Insurance Company RSU Plan and the Sun Life Financial RSU Plan. These mid-term plans reward executives and senior managers for their contribution to the performance of the Corporation, while increasing alignment between their compensation and the interests of shareholders. The initial value of each RSU is based on the value of a Sun Life Financial common share, as determined under the Restricted Share Unit Plans at the date of grant. Sun Life Financial RSU Plan participants must hold the RSUs for 36 months from the date of grant. Additional RSUs are accumulated over the 36-month period, representing dividends that are paid on the Corporation’s common shares. Each RSU award, inclusive of the dividend-related RSUs, vests and is paid out at the end of three years. The redemption value is the then fair market value of an equal number of the Corporation’s common shares. Awards vest on a change of control and become payable on the earlier of (i) the individual’s termination of employment as a result of the change of control or (ii) the normal payment date under the terms of the plan.

The Clarica Life Insurance Company RSU Plan was designed solely for specific incentive purposes relating to certain Clarica senior officers. The only awards made under this plan were in 2002; no further awards will be made under this plan.

b) Performance Share Unit Plan

The PSU Plan, put into effect in 2004, is designed to further reinforce the Corporation’s pay for performance commitment.

Under the PSU Plan, participants are eligible for annual awards of PSUs. The initial value of each PSU is based on the value of a common share of the Corporation, as determined under the PSU Plan, at the date of grant. Additional PSUs are accumulated, representing dividends paid during the three-year vesting period. Each award vests and is paid out at the end of a three-year performance period based on the achievement of predetermined performance measures and targets. Awards vest on a change of control and become payable on the earlier of (i) the individual’s termination of employment as a result of the change of control or (ii) the normal payment date under the terms of the plan.

For 2004, the performance measures are based on the following:

•	The Corporation’s annualized TSR relative to a peer group of North American financial services companies; and

•	The Corporation’s earnings per share and dividend yield.

If the Corporation fails to meet pre-established performance thresholds, units will not vest. If the Corporation exceeds pre-established targets, the number of units vesting may be increased by up to 50%.

Payments to executives are based on the number of PSUs earned multiplied by the market value of the Corporation’s common shares at the end of the three-year performance period.

c) Executive Stock Option Plan

The Executive Stock Option Plan (the “Option Plan”) authorizes the committee to make discretionary grants of options to purchase common shares to employees of the Corporation and its affiliates. The Option Plan is designed to reward eligible employees in relation to increases in shareholder value over the longer term.

Under the Option Plan, stock options have a maximum exercise period of 10 years. The exercise price is the closing price of the Corporation’s common shares on the appropriate exchange (either the TSX for options granted in Canadian dollars or the New York Stock Exchange for options granted in US dollars) on the trading day preceding the date of the grant. Stock options will normally vest at 25% per year commencing on the first anniversary of the date of the grant, subject to the terms of each grant set by the committee. Options vest immediately on the death of a participant and are exercisable for a period of one year. On disability, participants have one year from the date of eligibility for disability benefits to exercise any options that are vested or become vested during that period. Participants who retire from the Corporation have three years in which to exercise any options that are vested or become vested during that period. Grants under the Option Plan are subject to early termination in the event of a participant’s termination of employment. The Board of Directors has amended the Option Plan to provide that, subject to certain exceptions, outstanding options vest and become immediately exercisable on a change of control.

Sun Life Financial Inc.

Management Information Circular

At the discretion of the Corporation, an option granted under the Option Plan may have stock appreciation rights entitling the participant to receive in cash an amount equal to the excess of the market price, on the date the participant exercises such right, over the exercise price of the related option. Each exercise of a right in respect of a share covered by a related option terminates the option.

The Senior Executives’ Deferred Share Unit Plan

The Corporation established the Senior Executives’ Deferred Share Unit Plan (the “DSU Plan”) in 2000. The objective of the DSU Plan is to enhance the alignment of executives’ and shareholders’ interests and to provide an opportunity to assist senior officers in achieving the Corporation’s share ownership requirements.

Each eligible executive may elect to receive 0%, 50%, 75% or 100% of his or her annual incentive in the form of DSUs, subject to the approval of the committee. The executive must elect to participate in the DSU Plan prior to the beginning of the calendar year for which the annual incentive award is earned. When incentive awards are decided, the amount elected is converted to DSUs which have a value equal to the market price of a common share of the Corporation, as determined under the DSU Plan.

The DSUs attract dividends in the form of additional DSUs at the same rate as dividends are paid on the Corporation’s common shares. The executive is not permitted to redeem the DSUs until termination, death or retirement. The value of the DSUs may be settled by the Corporation in cash or converted to common shares of the Corporation purchased on the market. The value of the DSUs at the time of redemption will be based on the fair market value of the Corporation’s common shares immediately before their conversion.

Stock Ownership Requirements

To align the interests of senior executives with shareholders, minimum ownership requirements have been established for certain senior executives which require holdings of the Corporation’s common shares, including DSUs, in proportion to the individual’s compensation and level. Executives have five years in which to achieve their required holdings. During that time, the Corporation may, at its discretion, require that the proceeds of awards under the PSU Plan, the RSU Plan and the Option Plan, after settling income tax obligations, be settled in common shares of the Corporation if share ownership levels have not been achieved. For the RSU and PSU Plans, common shares will be purchased on the open market.

The requirements are as follows:

Minimum Ownership Requirement
Chief Executive Officer	5 times base salary
President and Chief Operating Officer	3 times base salary
Other Presidents and Executive Vice-Presidents	2 times base salary
Other Selected Vice-Presidents	1 times base salary

As at March 31, 2004, the Chief Executive Officer’s ownership level was 158% of target. All other executives had achieved an average of 149% of their target.

Chief Executive Officer’s Compensation

The committee monitors and assesses the performance of and determines the pay levels for the Chief Executive Officer. For this purpose, the committee reviews Mr. Stewart’s performance, considering both financial and non-financial components, including the following:

•	The leadership provided in relation to strategy development and execution;

•	Leadership development and succession planning; and

•	Technology and infrastructure management.

On a regular basis, the committee also reviews the Corporation’s overall performance and the performance of the individual business units, comparing the results against pre-determined targets.

Sun Life Financial Inc.

Management Information Circular

Based on the Corporation’s financial performance in 2003 and the committee’s assessment of the Chief Executive Officer’s leadership and performance in other key areas, the committee determined Mr. Stewart’s compensation, consisting of base salary, annual and long-term incentive compensation, as follows:

•	For 2003, the committee increased Mr. Stewart’s base salary by $150,000 to $1,000,000 in recognition of his performance and competitive levels of compensation of his peers within the Canadian financial services industry. For 2004, the committee compared Mr. Stewart’s base salary to his competitive peers and determined it was competitively positioned and commensurate with continued strong contribution to the Corporation. Therefore, his base salary remains unchanged.

•	In advance of the committee considering awards for 2003 under the Annual Incentive Plan, Mr. Stewart advised the committee that he intended to decline his award in light of regulatory issues at MFS. Under the terms of the Annual Incentive Plan, he would otherwise have been eligible for an award for 2003 based on the financial performance of the Corporation and his own personal performance.

•	Under the Corporation’s long-term incentive compensation programs, for 2003 Mr. Stewart received a grant of 280,000 stock options on February 18, 2003 at an exercise price of $27.70 and a grant of 55,800 RSUs on February 24, 2003 with a unit price of $27.43. On February 12, 2004, Mr. Stewart was granted a long-term incentive award for 2004, provided exclusively in the form of PSUs. The ultimate value of these PSUs, which vest February 12, 2007, will be determined as set forth in the PSU Plan description on page 21.

Supplemental Information — Compensation for 2004

In February 2004, the committee reviewed the compensation of the Chief Executive Officer and the other Named Executive Officers.

Base Salary Increases

After reviewing the compensation practices of the established peer group, the committee made the following adjustments to the base salaries of the Named Executive Officers of the Corporation effective April 1, 2004:

Named Executive Officer	2004 Base Salary	Increase
Donald A. Stewart	$1,000,000	Unchanged
C. James Prieur	$750,000	Unchanged
Robert M. Astley	$750,000	Unchanged
Robert C. Salipante	US$670,000	US$	20,000
Paul W. Derksen	$600,000		20,000
Douglas C. Henck	US$420,000	Unchanged

Long-Term Incentive Awards

The following table provides details on the stock option, RSU and PSU grants that were awarded to the Named Executive Officers on February 12, 2004 for the year 2004:

	Share Unit Plans			Stock Options
			Unit Value at	Number of	Exercise
Named Executive Officer	RSUs	PSUs	Grant ($)	Options	Price
Donald A. Stewart	0	137,061	36.48	0		n/a
C. James Prieur	17,818	17,818	36.48	0		n/a
Robert M. Astley	22,081	22,081	36.48	0		n/a
Robert C. Salipante	0	14,269	36.48	71,300	US$	27.71
Paul W. Derksen	17,941	17,941	36.48	0		n/a
Douglas C. Henck	5,869	5,869	36.48	0		n/a

Sun Life Financial Inc.

Management Information Circular

Executive Compensation

The following table provides a summary of compensation earned during each of the last three fiscal years for the Named Executive Officers. Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in the fiscal year 2003. The Named Executive Officers are also officers of Sun Life Assurance. Their compensation reflects the total amount paid for their services to both the Corporation and Sun Life Assurance. Payment of such compensation was shared equally between the Corporation and Sun Life Assurance. Named Executive Officers resident outside of Canada are compensated in US dollars.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
							Awards		Payouts
							Securities	Restricted
					Other Annual		Under Options/	Share	LTIP		All Other
		Salary		Bonus[1]	Compensation		SARs Granted	Units[2]	Value		Compensation[4]
Name and Principal Position	Year	$		$	$		#	$	$		$
Donald A. Stewart	2003		961,923	0		—	280,000	1,530,594	—		159,281
Chief Executive Officer	2002		850,000	1,500,000		—	350,000	—	2,200,800	[3]	46,680
	2001		837,500	1,000,000		—	500,000	—	1,151,000	[3]	15,947
C. James Prieur	2003		746,192	0		—	114,000	630,890	—		65,599
President and	2002		702,500	822,200		—	130,000	—	1,293,600	[3]	13,030
Chief Operating Officer	2001		662,500	385,600		—	260,000	—	742,395	[3]	5,546
Robert M. Astley[5]	2003		746,192	594,000		—	114,000	630,890	—		76,321
President, Sun Life	2002		409,904	344,800		—	—	3,000,000	—		24,513
Financial Canada	2001		—	—		—	—	—	—		—
Robert C. Salipante[6]	2003	US$	535,000	US$438,000	US$	148,662	110,000	616,302	—		15,506
President, Sun Life	2002		—	—		—	—	—	—		—
Financial U.S.	2001		—	—		—	—	—	—		—
Paul W. Derksen	2003		579,231	319,000		—	70,000	384,020	—		21,852
Executive Vice-President	2002		459,923	501,700		—	80,000	500,000	588,000		4,959
& Chief Financial Officer	2001		415,000	255,200		—	120,000	—	—		—
Douglas C. Henck[7]	2003	US$	414,615	US$180,000	US$	263,919	53,000	293,501	—		44,279
President,	2002	US$	400,000	US$264,800	US$	316,809	65,000	—	996,800	[3]	8,792
Sun Life Financial Asia	2001	US$	393,269	US$200,200	US$	346,023	105,000	—	—		3,331

1.	Named Executive Officers participate in an incentive compensation program which provides for annual cash payments based on the achievement of pre-determined business and individual results. For 2003, Messrs. Stewart and Prieur declined their bonuses, which would otherwise have been payable, in light of the regulatory issues at MFS. For 2003, the Named Executive Officers received the following percentage of their annual bonuses in DSUs: Mr. Henck — 50%, and Mr. Salipante — 100%. For 2002, the Named Executive Officers received the following percentage of their annual bonuses in DSUs: Mr. Stewart — 70%, and Messrs. Prieur and Henck — 100%. For 2001, the Named Executive Officers received the following percentage of their annual bonuses in DSUs: Mr. Stewart — 70%, and Messrs. Prieur and Henck — 100%.

2.	Amounts shown represent awards issued under the Corporation’s RSU Plans, valued as of the grant date, based on a share price of $27.43, which was the average closing price on the TSX of the Corporation’s common shares for the five consecutive trading days ending February 21, 2003. For Mr. Salipante the RSU award value is based on a share price of $27.27, which was the average closing price on the TSX of the Corporation’s common shares for the five consecutive trading days ending February 24, 2003. The aggregate number of RSUs held by Mr. Stewart and the aggregate value as of December 31, 2003 are 57,096 and $1,844,209 respectively. The aggregate number of RSUs held by Mr. Prieur and the aggregate value as of December 31, 2003 are 23,534 and $760,158 respectively. The aggregate number of RSUs held by Mr. Astley and the aggregate value as of December 31, 2003 are 113,820 and $3,676,387 respectively. The aggregate number of RSUs held by Mr. Salipante and the aggregate value as of December 31, 2003 are 23,125 and $746,938 respectively. The aggregate number of RSUs held by Mr. Derksen and the aggregate value as of December 31, 2003 are 32,589 and $1,052,612 respectively. The aggregate number of RSUs held by Mr. Henck and the aggregate value as of December 31, 2003 are 10,949 and $353,639 respectively.

3.	The Board of Directors settled these long-term incentive plan payments in DSUs.

4.	These amounts represent the dividend equivalents credited to the Named Executive Officers under the Corporation’s DSU Plan and RSU Plans.

5.	Mr. Astley became President, Sun Life Financial Canada effective May 29, 2002 and his compensation for 2002 is based on the seven-month period ending December 31, 2002.

6.	Mr. Salipante was hired as President, Sun Life Financial U.S. effective February 25, 2003. Amounts in other annual compensation include reimbursements for car allowance and relocation expenses. The taxable benefit for relocation expenses was US$142,711 in 2003.

7.	Mr. Henck, who resides in Hong Kong, was hired as Executive Vice-President, Sun Life Financial Asia on April 3, 2000. Effective February 12, 2003, Mr. Henck was appointed President, Sun Life Financial Asia. Amounts in other annual compensation include annual allowances for housing, car, club memberships, education, financial planning, goods and services, spousal travel/home leaves and utilities. The taxable benefit for housing was US$159,308 in 2003, US$158,092 in 2002, and US$141,780 in 2001; and the goods and services allowance was US$62,571 in 2003, US$64,055 in 2002, and US$106,674 in 2001.

Sun Life Financial Inc.

Management Information Circular

OPTION/SAR GRANTS DURING THE YEAR ENDED DECEMBER 31, 2003

In 2003, stock options to purchase common shares of the Corporation were granted to the Named Executive Officers as set out in the table following. All of the options granted had an exercise price equal to the closing price of the Corporation’s common shares on the date preceding the date of the grant. The options vest over four years at the rate of 25% per year, commencing with the year following the date of grant. No Stock Appreciation Rights (“SARs”) were granted.

		% of Total			Market Value of
	Securities Under	Options/SARs			Securities Underlying
	Options/SARs	Granted to	Exercise or		Options/SARs on the
	Granted	Employees in	Base Price		Date of Grant
Name	(#)	Financial Year	($/Security)		($/Security)		Expiration Date
Donald A. Stewart	280,000	5.9%		27.70		27.70	February 18, 2013
C. James Prieur	114,000	2.4%		27.70		27.70	February 18, 2013
Robert M. Astley	114,000	2.4%		27.70		27.70	February 18, 2013
Robert C. Salipante	110,000	2.3%	US$	17.98	US$	17.98	February 25, 2013
Paul W. Derksen	70,000	1.5%		27.70		27.70	February 18, 2013
Douglas C. Henck	53,000	1.1%	US$	18.21	US$	18.21	February 18, 2013

AGGREGATE OPTION/SAR EXERCISES AND OPTION/SAR VALUES FOR THE YEAR ENDED DECEMBER 31, 2003

The following table shows for each Named Executive Officer the number of common shares acquired through stock options during the financial year ended December 31, 2003, the aggregate value realized upon exercise and the number of common shares covered by unexercised options under the Option Plan as at December 31, 2003. Value realized upon exercise is the difference between the fair market value of the Corporation’s common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at financial year-end is the difference between the exercise price of the options and the fair market value of the Corporation’s common shares on December 31, 2003, which was $32.30 (US$25.02) per share. The Company has not granted any SARs under the Option Plan.

			Unexercised options/SARs at		Value of unexercised in-the-money
			December 31, 2003		options/SARs at December 31, 2003
	Securities
	acquired at	Aggregate
	exercise	value realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable ($)		Unexercisable ($)
Donald A. Stewart	—	—	212,500	917,500		351,250		2,341,750
C. James Prieur	—	—	97,500	406,500		182,650		1,072,350
Robert M. Astley	250,000	2,905,417	482,440	114,000		1,742,071		524,400
Robert C. Salipante	—	—	0	110,000		0	US$	774,400
Paul W. Derksen	—	—	57,500	212,500		105,375		553,825
Douglas C. Henck	—	—	48,750	174,250	US$	271,375	US$	1,018,555

PENSION PLAN TABLES

Named Executive Officers of the Corporation and Sun Life Assurance are eligible to participate in the pension plans available in their country of residence. The following describes the pension arrangements in effect in Canada and the United States.

Retirement Benefits for Named Executive Officers in Canada

Named Executive Officers in Canada participate in the Sun Life Assurance retirement program. The pension benefit is payable to Canadian Named Executive Officers from a combination of the Sun Life Assurance Canadian Staff Pension Plan and the Sun Life Assurance Canadian Non-Registered Pension Plan. Effective January 1, 2005, changes will be made to the program. Participants with at least 55 years of combined age and service at January 1, 2004 were given the option of continuing to accrue benefits under the prior pension formula until January 1, 2009.

Sun Life Financial Inc.

Management Information Circular

Prior Pension Formula — Sun Life Financial

The following table illustrates the annual pension calculated at normal retirement (age 65) according to the prior pension formula for Messrs. Stewart, Prieur and Derksen. Average pensionable earnings for this purpose are calculated as the highest average of the basic salary and target annual bonus over the best consecutive 36-month period of the last 120 months. The annual pension benefit is determined as years of service prior to 2005 (2009 for individuals who chose to remain covered by the prior formula until that date) multiplied by the sum of 1.3% of average pensionable earnings up to the average of the last three years’ maximum pensionable earnings (“YMPE”) and 1.65% of average pensionable earnings over the average YMPE, without regard to the maximum pension limit for registered pension plans imposed by the Income Tax Act. The years of credited service are limited to 35.

Prior Pension Formula — Sun Life Financial — Annual Pension Payable at Normal Retirement — Canada

	Years of Service Covered by the Prior Formula
Average Pensionable Earnings	15	20	25	30	35
$200,000	$47,447	$63,263	$79,079	$94,895	$110,710
$400,000	$96,947	$129,263	$161,579	$193,895	$226,210
$600,000	$146,447	$195,263	$244,079	$292,895	$341,710
$800,000	$195,947	$261,263	$326,579	$391,895	$457,210
$1,000,000	$245,447	$327,263	$409,079	$490,895	$572,710
$1,200,000	$294,947	$393,263	$491,579	$589,895	$688,210
$1,400,000	$344,447	$459,263	$574,079	$688,895	$803,710
$1,600,000	$393,947	$525,263	$656,579	$787,895	$919,210
$2,000,000	$492,947	$657,263	$821,579	$985,895	$1,150,210
$2,400,000	$591,947	$789,263	$986,579	$1,183,895	$1,381,210

The pension benefit is payable without reduction if the Named Executive Officer retires on or after age 60 with at least 90 years of combined age and total service with Sun Life Assurance and its related companies. If the Named Executive Officer retires prior to age 60 and has at least 90 years of combined age and total service, the pension benefit is reduced by 3% per year that retirement precedes age 60. Otherwise, the pension benefit is reduced by 5% per year that retirement precedes age 65.

Upon retirement, the pension benefit is payable for the life of the Named Executive Officer with a 60% survivor benefit for employees with spouses.

Prior Pension Formula — Clarica

The following table illustrates the annual pension calculated at normal retirement (age 65) according to the prior pension formula for Mr. Astley. Average pensionable earnings for this purpose are calculated as the average of the basic salary and target annual bonus over the final 36 months of employment. The annual pension benefit is determined as years of service prior to 2005 (2009 for individuals who chose to remain covered by the prior formula until that date) multiplied by the sum of 1% of average pensionable earnings up to $100,000 and 1.5% of average pensionable earnings over $100,000, without regard to the maximum pension limit for registered pension plans imposed by the Income Tax Act.

Prior Pension Formula — Clarica — Annual Pension Payable at Normal Retirement — Canada

	Years of Service Covered by the Prior Formula
Average Pensionable Earnings	15	20	25	30	35
$200,000	$37,500	$50,000	$62,500	$75,000	$87,500
$400,000	$82,500	$110,000	$137,500	$165,000	$192,500
$600,000	$127,500	$170,000	$212,500	$255,000	$297,500
$800,000	$172,500	$230,000	$287,500	$345,000	$402,500
$1,000,000	$217,500	$290,000	$362,500	$435,000	$507,500
$1,200,000	$262,500	$350,000	$437,500	$525,000	$612,500
$1,400,000	$307,500	$410,000	$512,500	$615,000	$717,500
$1,600,000	$352,500	$470,000	$587,500	$705,000	$822,500

Sun Life Financial Inc.

Management Information Circular

The pension benefit is payable without reduction if the Named Executive Officer retires on or after age 62. The pension benefit is reduced by an additional 3% per year that retirement precedes age 62 and an additional 3% per year that retirement precedes age 60. Upon retirement, the pension benefit is payable for the life of the Named Executive Officer with a five-year guarantee. The pension benefit is indexed.

Named Executive Officers who accrue service under the Clarica prior pension formula also participate in a defined contribution component. A Named Executive Officer may elect to contribute to this component, in which case Sun Life Assurance matches 100% of the Named Executive Officer’s contribution. Earnings for purposes of the defined contribution component are limited to $100,000. The total contribution (Named Executive Officer plus Sun Life Assurance) is limited by the Income Tax Act. Any amount of matching contribution that Sun Life Assurance makes for a Named Executive Officer in a given year is reported under “Other Annual Compensation” in the Executive Compensation table in this report.

New Pension Formula

The following table illustrates the annual pension calculated at normal retirement (age 65) according to the new pension formula. Average pensionable earnings for this purpose are calculated as the Named Executive Officer’s best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. For this purpose, pensionable earnings include basic salary plus the lesser of the Named Executive Officer’s target and actual annual bonus, with the bonus component limited to 100% of basic salary. The annual pension benefit at normal retirement is determined as years of service after 2004 (2009 for individuals who chose to remain covered by the prior formula until that date) multiplied by 1.6% of average pensionable earnings, without regard to the maximum pension limit for registered pension plans imposed by the Income Tax Act.

New Pension Formula — Annual Pension Payable at Normal Retirement — Canada

	Years of Service Covered by the New Pension Formula
Average Pensionable Earnings	15	20	25	30	35
$200,000	$47,447	$63,263	$79,079	$94,895	$110,710
$200,000	$48,000	$64,000	$80,000	$96,000	$112,000
$400,000	$96,000	$128,000	$160,000	$192,000	$224,000
$600,000	$144,000	$192,000	$240,000	$288,000	$336,000
$800,000	$192,000	$256,000	$320,000	$384,000	$448,000
$1,000,000	$240,000	$320,000	$400,000	$480,000	$560,000
$1,200,000	$288,000	$384,000	$480,000	$576,000	$672,000
$1,400,000	$336,000	$448,000	$560,000	$672,000	$784,000
$1,600,000	$384,000	$512,000	$640,000	$768,000	$896,000
$2,000,000	$480,000	$640,000	$800,000	$960,000	$1,120,000
$2,400,000	$576,000	$768,000	$960,000	$1,152,000	$1,344,000

The pension benefit formula is adjusted if the Named Executive Officer leaves employment prior to age 62. If the Named Executive Officer leaves prior to age 51, the formula is revised to replace the 1.6% factor with a factor of 1%. If the Named Executive Officer leaves between ages 51 and 62, the 1% factor is increased by 0.05% for each complete year that retirement follows age 50, to a maximum factor of 1.6% at ages 62 and later.

The pension benefit is payable without reduction if the Named Executive Officer retires at age 62 or later. The pension benefit is reduced actuarially if the Named Executive Officer retires prior to age 62.

Upon retirement, the pension benefit is payable for the life of the Named Executive Officer.

The total combined annual pension benefit for all service in all Sun Life Assurance sponsored defined benefit plans cannot exceed 65% of the Named Executive Officer’s best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. The new program also contains a defined contribution component. A Named Executive Officer may elect to contribute to this component, in which case Sun Life Assurance matches the Named Executive Officer’s contribution. The matching is 100% in years 2004 to 2008 inclusive, and 50% in years 2009 and beyond. The total contribution (Named Executive Officer plus Sun Life Assurance) is limited by the Income Tax Act. Any amount of matching contribution that Sun Life Assurance makes for a Named Executive Officer in a given year is reported under “Other Annual Compensation” in the Executive Compensation table in this report.

Sun Life Financial Inc.

Management Information Circular

Retirement Benefits for Named Executive Officers in the United States

The following table illustrates the total annual pension for Messrs. Salipante and Henck, who are eligible to participate in the U.S. Employees’ Retirement Income Plan (the “Plan”) and accompanying Trust. Under the Plan, income is payable for the life of the Named Executive Officer. The normal form of pension for single employees is a life annuity. For married individuals it is an actuarially reduced 50% joint and survivor benefit.

Pensionable earnings for this purpose are calculated using the highest average of base earnings and incentive payment, up to target, earned over the highest consecutive 36-month period in the last 120 months. The pension benefit is determined by years of service (maximum of 30) multiplied by 1.67% of the pensionable earnings, plus 0.5% of pensionable earnings for service in excess of 30 years (to a maximum of 40).

In no event can the annual pension benefit exceed US$140,000 at the normal retirement age as defined by the United States Social Security Office. The maximum pensionable earnings that can be used to determine this benefit are US$200,000. Benefits attributable to pensionable earnings over the maximum are accounted for under the United States Excess Plan, a pension plan with terms similar to the Plan. The following table shows combined benefits under both the Plan and the United States Excess Plan.

Annual Pension — United States (US$)

	Years of Service
Average Pensionable Earnings	15	20	25	30	35
$200,000	$50,000	$66,667	$83,333	$100,000	$105,000
$400,000	$100,000	$133,333	$166,667	$200,000	$210,000
$600,000	$150,000	$200,000	$250,000	$300,000	$315,000
$800,000	$200,000	$266,667	$333,333	$400,000	$420,000
$900,000	$225,000	$300,000	$375,000	$450,000	$472,500
$1,000,000	$250,000	$333,333	$416,667	$500,000	$525,000
$1,200,000	$300,000	$400,000	$500,000	$600,000	$630,000

Years of Credited Service

The projected years of credited service under the Named Executive Officers’ respective pension plans, at their normal retirement date, are as follows: Mr. Stewart 42.2 years; Mr. Prieur 37.2 years; Mr. Derksen 30.6 years; Mr. Astley 40.8 years (Mr. Astley’s age for retirement purposes will include 5 additional years granted to him during his employment with Clarica, resulting in a reduction in the standard discount factor to be applied if he retires prior to age 63); Mr. Henck 28.0 years; and Mr. Salipante 18.25 years.

CHANGE OF CONTROL CONTRACTS

The Corporation and Sun Life Assurance have entered into change of control contracts with the Named Executive Officers and certain other senior officers. In the event of a change of control which results in the termination of the employment of the executive, the contracts provide for up to 24 months, and in the case of the Chief Executive Officer up to 36 months, of base pay and target incentive compensation from the date of actual termination. Most benefits and perquisites are continued throughout the severance period and the early retirement reduction factors in the pension plan may be improved.

For these purposes, a change in control is (i) a consolidation or merger of the Corporation or Sun Life Assurance with a non-affiliate; (ii) a sale of all or substantially all of the assets of the Corporation or Sun Life Assurance to a non-affiliate; (iii) a change in the majority (more than 50%) of the directors of the Corporation; or (iv) the acquisition by a non-affiliate of more than 20% of the voting shares of the Corporation or Sun Life Assurance.

The Management Resources Committee presents this report on Executive Compensation. The Management Resources Committee is satisfied with the appropriateness of its mandate and that it substantially met the terms of its Charter in 2003.

Signed,

William R. Fatt (Chairman)	David A. Ganong	Bertin F. Nadeau
Ronald W. Osborne	W. Vickery Stoughton

Sun Life Financial Inc.

Management Information Circular

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at March 15, 2004, the aggregate indebtedness entered into in connection with the purchase of securities of the Corporation or any of its subsidiaries by all directors, officers, employees and former directors, officers and employees of the Corporation or any of its subsidiaries was $17,724,662. Of this aggregate indebtedness, $12,787,168 relates to financing provided by MFS to eligible MFS employees for purchases of common shares of MFS under the MFS Equity Purchase and Participation Plan. The balance is related to loans provided by McLean Budden Limited to eligible officers of that company for purchases of common shares of McLean Budden Limited. No indebtedness was incurred by directors or officers, former directors or officers or proposed directors of the Corporation for the purchase of securities of the Corporation or its subsidiaries.

As at March 15, 2004, the aggregate indebtedness entered into for purposes other than in connection with the purchase of securities by directors, officers, employees and former directors, officers and employees of the Corporation or any of its subsidiaries was $4,426,278. The majority of this indebtedness relates to housing loans to relocated employees, secured by their principal residences. No directors, executive officers or senior officers of the Corporation were indebted to the Corporation or any of its subsidiaries, other than for “routine indebtedness”.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, executive officer or senior officer of the Corporation has or has had any material interest, direct or indirect, in any transaction within the previous three years or any proposed transaction which has materially affected or will materially affect the Corporation.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return, at December 31, 2003, for $100 invested in common shares, with the cumulative total return of the TSX 300 Stock Index and the TSX Financial Services Index since March 22, 2000, the date on which the Corporation first issued common shares to its shareholders. It is assumed that dividends declared on common shares of the Corporation were reinvested at the share price on the payment date.

Sun Life Financial Inc.

Management Information Circular

NORMAL COURSE ISSUER BID

Under a Notice of Intention to Make a Normal Course Issuer Bid (the “Issuer Bid”) filed with the TSX on January 6, 2004, the Corporation gave notice of intent to purchase up to 29,998,533 common shares of the Corporation, representing approximately 5% of the common shares issued and outstanding. Under the Issuer Bid, which covers the period from January 12, 2004 to January 11, 2005, the Corporation has not purchased any of its common shares as of April 2, 2004. A copy of the Issuer Bid may be obtained free of charge, upon request, from the Corporate Secretary’s office.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has purchased Directors’ and Officers’ liability insurance with an aggregate limit of $200,000,000 per loss. The Corporation will indemnify directors and officers in accordance with its specific indemnification agreements and the Act. In the circumstance that the Corporation is not permitted to grant indemnification, the policy will respond to individual directors directly and no deductible will be applied. The policy expires on May 15, 2004 and has an annual premium of $3,543,000.

ADDITIONAL INFORMATION

The following documents are available, upon request, from the Corporate Secretary’s office: this Circular; the 2003 Annual Report containing the consolidated financial statements for the year ended December 31, 2003; any quarterly reports issued after the Annual Report; Management’s Discussion and Analysis of the Corporation’s condition and results of operations for 2003; and the Corporation’s latest Annual Information Form and any document incorporated by reference in the Annual Information Form.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular to shareholders, directors and the auditors of the Corporation have been approved by the Board of Directors of the Corporation.

Joan M. Wilson
Vice-President and Corporate Secretary
April 2, 2004

Sun Life Financial Inc.

Management Information Circular

SCHEDULE A

“RESOLVED THAT the replacement of existing Section 2.3 of By-Law No. 1 with the following amended and restated Section 2.3 of By-Law No. 1 is confirmed:

‘Each director shall be elected for a term of one year. Subject to the following provisions of this section, a person is not eligible to be elected or appointed a director if that person has reached the age of 70 years. The non-management directors may waive this eligibility requirement for a person if they unanimously determine by resolution that it is in the best interests of the Corporation to do so. On any resolution to approve such a waiver, the person who is the subject thereof (if already a director) shall not participate in the discussion or vote thereon. Any such waiver shall apply for one term or part thereof and may be renewed in accordance with this section for the subsequent term but not for any further period.’”

SCHEDULE B

“RESOLVED AS A SPECIAL RESOLUTION THAT the replacement of existing Section 2.6 of By-Law No. 1 with the following amended and restated Section 2.6 of By-Law No. 1 is confirmed:

‘The aggregate of all amounts that are to be paid to all directors of the Corporation in respect of directors’ remuneration during a financial year of the Corporation is hereby fixed at a maximum of $1,600,000. The directors are also entitled to such additional amounts as may be necessary to reimburse them for their reasonable expenses properly incurred in respect of their services as directors.’”

SCHEDULE C

Sun Life Financial Inc.’s Alignment with The Toronto Stock Exchange (“TSX”) Guidelines for Improved Corporate Governance

The Board of Directors has determined that Sun Life Financial’s governance procedures align with all the TSX’s Guidelines for Improved Corporate Governance.

Guideline 1: The board shall explicitly assume responsibility for the stewardship of the corporation and specifically for:

Comments:

The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. In discharging this duty, the board has clearly outlined its overall stewardship responsibilities, the matters that require board approval and those that have been delegated to management.

The Charter of the Board of Directors sets out the roles and responsibilities of the board, the principal accountabilities of each individual director and the corporate governance practices that apply to the Board of Directors.

The Corporation’s approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The board has adopted the Sun Life Financial Code of Business Conduct.

Recently updated Charters of the Board of Directors and Board Committees and the Sun Life Financial Code of Business Conduct are posted on the Sun Life Financial Web site: www.sunlife.com and are available from the Corporate Secretary upon request.

Guideline 1 a: Adoption of a strategic planning process;

Comments:

The board sets the strategic direction for the Corporation and annually approves the related financial and operating plan. The board approves the vision and mission statement and regularly reviews the effectiveness of the strategic planning process.

An annual off-site strategy meeting is held to allow for an in-depth consideration of strategic options. The execution of the Corporation’s strategy by management is monitored at every regular meeting of the board. Management must seek board approval of transactions that will have significant strategic impact.

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Guideline 1 b: Identification of the principal risks of the corporation’s business and implementation of appropriate systems to manage these risks;

Comments:

The board, through its Risk Review Committee, ensures a process is in place to identify and manage major market, credit, insurance and operational risks across the enterprise. The Risk Review Committee also reviews compliance with risk management policies and reports related to compliance with legal and regulatory matters, including the Sun Life Financial Code of Business Conduct.

Guideline 1 c: Succession planning, including appointing, training and monitoring senior management;

Comments:

The board, through its Management Resources Committee, develops succession plans for the position of Chief Executive Officer and establishes and oversees processes for evaluating the performance of the Chief Executive Officer. The committee reviews the succession plans for senior management and the Chief Executive Officer’s assessment of their performance.

On an annual basis, the unrelated directors review succession plans and participate in the evaluation of the Chief Executive Officer. The board approves the appointment of individuals at the level of Executive Vice-President and above and key managers who report regularly to the board or board committees (Appointed Actuary, Chief Auditor, Chief Risk Officer and Chief Compliance Officer).

Guideline 1 d: Communications policy for the corporation;

Comments:

The board approves annual and quarterly financial results reported to shareholders and other stakeholders and approves policies with regard to the timely disclosure of material information, confidentiality of information and securities trading by employees, corporate communications, interaction with analysts and public disclosure.

Sun Life Financial communicates with its shareholders and stakeholders through a number of channels including its annual and quarterly reports, news releases, Web site, and quarterly investor calls and industry conferences. Investor Relations responds to institutional shareholders’ inquiries. Shareholder Services responds to inquiries from retail shareholders.

Guideline 1 e: Integrity of the corporation’s internal control and management information systems.

Comments:

The board, through its Audit and Conduct Review Committee, reviews, approves and monitors the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets. On a quarterly basis, the Chief Auditor reviews the adequacy and effectiveness of the internal control environment with the committee.

Guideline 2: A majority of directors should be “unrelated”.

Comments:

Three of the directors are “related” management directors: Donald A. Stewart, C. James Prieur and Robert M. Astley. Seven of the ten directors who are nominated for election at the May 19, 2004 annual meeting and the continuing five directors are unrelated. It is therefore expected that after the annual meeting 12 of 15 directors will be unrelated.

Guideline 3: The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.

Comments:

Based on information provided by the directors as to their individual circumstances, the board has determined that after the May 19, 2004 annual meeting 12 of the 15 directors will be unrelated.

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Management Information Circular

Guideline 4: The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

Comments:

All members of the Governance Committee are unrelated directors. The Governance Committee identifies individuals with the competencies, skills and qualities determined by the board to be required or best suited to complement the current board composition, and recommends those individuals to the board as nominees for election as directors at each annual meeting.

The Charter of the Board of Directors outlines expected director attributes and criteria for new directors.

Guideline 5: The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.

Comments:

On an annual basis, the Governance Committee reviews the effectiveness of the board and each board committee and based on the results of the process makes recommendations to the board for change. Process improvements are regularly suggested by board members, discussed at private sessions of the unrelated directors and implemented. In addition, each committee of the board reviews its own performance.

The Governance Committee oversees an annual peer evaluation process to provide feedback to individual directors on their effectiveness, including the performance of the Chairman of the Board.

Guideline 6: Each corporation should provide an orientation and education program for new directors.

Comments:

The Governance Committee approves the orientation program for new directors and an ongoing business seminar program for all board members. The orientation program is tailored to the needs of the individual director. It will include sessions on the Corporation’s strategy, business operations and financial reporting. The Corporation regularly updates a Directors’ Manual for new and existing board members, which includes information about the Corporation, the board and board administration.

Business unit presentations and education seminars for directors are held at least quarterly.

Guideline 7: The board should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.

Comments:

The By-Laws of the Corporation allow for a board of between eight and 20 members. Following the annual meeting, the number of board members will be reduced from 17 to 15. The Governance Committee is responsible for recommending to the board the appropriate board size. Breadth and diversity of experience to facilitate effective decision-making plus the staffing of board committees are factors taken into account in determining board size.

Guideline 8: The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.

Comments:

On an annual basis, the Governance Committee reviews and makes recommendations to the board on the adequacy in terms of responsibility, risk involved and time commitment to be an effective director and competitiveness relative to other Canadian financial institutions and large public companies of the compensation paid to the unrelated directors and the Chairman of the Board. The committee also reviews the form of payment and director share ownership as compared to the required ownership of six times the annual board retainer of $30,000. All directors receive at least

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$40,000 of their annual remuneration in the form of DSUs. Further information on directors’ compensation is found on pages 12,13 and 14 of this Circular.

Guideline 9: Subject to Guideline 13, committees of the board should generally be composed of outside directors, a majority of whom are unrelated.

Comments:

Following the annual meeting, the four committees of the board, the Audit and Conduct Review Committee, Governance Committee, Management Resources Committee and Risk Review Committee, will be composed exclusively of unrelated directors. Reports of the board committees and the names of the Chairs and members can be found on pages 7 to 10 and 14 to 18 of this Circular.

Guideline 10: The board should assume responsibility for, or assign to a committee of directors, responsibility for developing the approach to corporate governance issues.

Comments:

The Governance Committee monitors, on a continuing basis, current corporate governance developments and the effectiveness of the corporate governance processes within Sun Life Financial. The Governance Committee recently completed a review of the Charters of the Board and Board Committees to ensure they meet applicable regulatory standards and are consistent with current corporate governance standards and recommended approval of the Charters to the board. The committee also reviews amendments to the Sun Life Financial Code of Business Conduct and the corporate governance disclosure in the Circular and Annual Report and reports on these reviews to the board.

Guideline 11: The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities.

In addition the board should approve or develop the corporate objectives, which the CEO is responsible for meeting, and assess the CEO against those objectives.

Comments:

Charters have been developed for the board and board committees. Position descriptions are in place for the Chief Executive Officer and the Chairman of the Board. The board has clearly defined the limits of management’s authority with respect to entering into material transactions and investments.

Annually, the board approves the corporate objectives that the Chief Executive Officer is responsible for meeting and the unrelated directors assess the Chief Executive Officer’s performance against the previous year’s objectives.

Guideline 12: The board should implement structures and procedures which ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes, referred to as the “lead director”.

The chair or lead director should ensure that the board carries out its responsibilities effectively, which may involve the board meeting on a regular basis without management present and assigning responsibility for administering the board’s relations to management to a committee of the board.

Comments:

The board appointed a Non-Executive Chairman of the Board following the 2003 annual meeting. The Chairman of the Board is responsible for providing leadership to enhance the effectiveness and independence of the board. At every regularly scheduled board meeting, the unrelated directors meet privately. All aspects of the board’s stewardship responsibilities are discussed at these sessions. In addition, unrelated directors hold board membership on a number of Sun Life Financial’s major foreign subsidiaries and are able to contribute insights on those board deliberations at Sun Life Financial board meetings.

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Management Information Circular

Guideline 13: The audit committee should be composed only of unrelated directors. All members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”.

The board should adopt a charter for the audit committee, which sets out the roles and responsibilities of the audit committee, which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.

The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.

The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Comments:

All members of the Audit and Conduct Review Committee are unrelated. The board has designated an “audit committee financial expert” as defined by the SEC rules.

The Charter of the Audit and Conduct Review Committee was recently reviewed and updated by the committee and the Governance Committee and approved by the board. The Audit and Conduct Review Committee oversees the integrity of financial statements and information provided to shareholders, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment, and the qualifications, independence and performance of the External Auditor. The Report of the Audit and Conduct Review Committee is found on pages 14 and 15 of this Circular.

At each regular meeting, the committee meets with the External Auditor without management present, and with the Chief Auditor without either the External Auditor or management present.

Guideline 14: The board should implement a system to enable an individual director to engage an outside advisor at the corporation’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Comments:

The board and board committees may engage advisors at the expense of the Corporation with the approval of the Chairman of the Board.

SCHEDULE D

Sun Life Financial Inc.’s Alignment with The New York Stock Exchange (“NYSE”) Corporate Governance Rules

The following is a summary of the NYSE’s Corporate Governance Rules, in each case followed by a comparison with Sun Life Financial’s governance procedures.

Rule 1 — Listed companies must have a majority of independent directors.

Rule 2 — No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company. Companies must disclose these determinations.

Comments:

The Governance Committee and the board have reviewed information provided by the directors as to their individual circumstances. Based on that information, the board has determined that seven of the ten directors who are nominated for election at the May 19, 2004 annual meeting are independent. The three directors who are standing for election who are not independent are senior executives of the Corporation: Donald A. Stewart, C. James Prieur and Robert M. Astley. The other five continuing directors have also been determined to be independent. Assuming the directors nominated are elected, 12 of 15 directors will be independent after the May 19, 2004 annual meeting.

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Management Information Circular

Rule 3 — To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.

Comments:

During 2003, the board held eight regularly scheduled meetings and eight meetings by telephone. At each of the eight regularly scheduled meetings, an executive session of the non-management directors was held.

Rule 4 — Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The nominating/corporate governance committee must have a written charter that addresses the committee’s purpose and responsibilities and an annual performance evaluation of the committee.

Comments:

The nominating/corporate governance committee of the board is known as the Governance Committee. All members of the Governance Committee are independent directors. The Governance Committee has a written charter that addresses the committee’s purpose and responsibilities including the minimum requirements of the Rule other than the oversight of the evaluation of management, which is a duty of the Management Resources Committee. The Charter is posted on the Sun Life Financial Web site: www.sunlife.com. As part of the board’s annual effectiveness review, the committee undertakes an annual performance evaluation.

Rule 5 — Listed companies must have a compensation committee composed entirely of independent directors.

The compensation committee must have a written charter that addresses the committee’s purpose and responsibilities, which, at minimum, must be to have direct responsibility

(A)	to review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation; and

(B)	make recommendations to the board with respect to non-CEO compensation, incentive compensation plans and equity-based plans; and

(C)	produce a compensation committee report on executive compensation as required by the SEC to be included in the company’s annual proxy statement or annual report on Form 10-K filed with the SEC.

Comments:

The compensation committee of the board is known as the Management Resources Committee. All members of the Management Resources Committee are independent directors. The Management Resources Committee has a written charter that addresses the committee’s purpose and responsibilities including the minimum requirements of the Rule other than the following. The committee makes recommendations on the Chief Executive Officer’s compensation and performance to the independent directors for approval. The committee’s report on executive compensation is filed with the Canadian Security Administrators rather than the SEC. The Charter is posted on the Sun Life Financial Web site: www.sunlife.com. As part of the board’s annual effectiveness review, the committee undertakes an annual performance evaluation.

Rule 6 — Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Comments:

The Governance Committee and the board have reviewed information provided by the directors as to their individual circumstances. Based on that information, the board has determined that all six members of the Audit and Conduct Review Committee satisfy the SEC rules for audit committee independence.

The Audit and Conduct Review Committee is responsible for the compensation and oversight of the External Auditor. As required under Canadian law, the External Auditor is appointed annually by the shareholders rather than by the committee. The committee reviews the performance of the

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External Auditor and makes a recommendation to the board which in turn recommends a registered public accounting firm’s appointment to the shareholders.

Rule 7 — The audit committee must have a minimum of three members.

Comments:

The Audit and Conduct Review Committee has six members. The board has determined that the Chair of the committee, Mr. Osborne, is an “audit committee financial expert” as defined by SEC rules. The SEC has indicated that the designation of Mr. Osborne as an audit committee financial expert does not make Mr. Osborne an “expert” for any purpose, or impose any duties, obligations or liability on Mr. Osborne that are greater than those imposed on members of the audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or Board of Directors.

Rule 7 b — In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.

Comments:

The Governance Committee and the board have reviewed information provided by the directors as to their individual circumstances. Based on that information, the Board has determined that all six members of the Audit and Conduct Review Committee satisfy the SEC rules for audit committee independence.

Rule 7 c — The audit committee must have a written charter that addresses the committee’s purpose — which, at a minimum, must be to:

(i)	assist board oversight of (1) the integrity of the company’s financial statements, (2) the company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the company’s internal audit function and independent auditors; and prepare an audit committee report as required by the SEC to be included in the company’s annual proxy statement.

(ii)	an annual performance evaluation of the audit committee.

(iii)	the duties and responsibilities of the audit committee — which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to

(A)	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the company;

(B)	as well as to discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including the company’s disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

(C)	discuss the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

(D)	discuss policies with respect to risk assessment and risk management;

(E)	meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;

(F)	review with the independent auditor any audit problems or difficulties and management’s response;

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(G)	set clear hiring policies for employees or former employees of the independent auditors; and

(H)	report regularly to the board of directors.

Comments:

The Audit and Conduct Review Committee has a written charter that addresses the committee’s purpose and responsibilities including the minimum requirements of the Rule other than the following. The duties described in (A) are expected to be undertaken by the committee for the first time in April 2004. Duties related to oversight of the Company’s compliance with legal and regulatory requirements and policies with respect to risk assessment and risk management have been delegated by the board to the Risk Review Committee, a committee composed of independent directors. The committee reviews earnings press releases but may not review all financial information provided to analysts and rating agencies. The committee’s report in the Circular is filed with the Canadian Security Administrators rather than the SEC.

The Charter is posted on the Sun Life Financial Web site: www.sunlife.com. As part of the board’s annual effectiveness review, the committee undertakes an annual performance evaluation.

Rule 7 d — Each listed company must have an internal audit function.

Comments:

Sun Life Financial has an internal audit function.

Rule 8 — Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

Comments:

The Corporation complies with TSX rules that require shareholder approval of new share issues.

Rule 9 — Listed companies must adopt and disclose corporate governance guidelines.

Comments:

The Corporation has adopted corporate governance guidelines. The subjects outlined in the Rule to be addressed in the corporate governance guidelines are included in the Charter of the Board of Directors. Under TSX rules, the Corporation is required to disclose information relating to its governance procedures which is set out in Schedule C of this Circular. The Charters of the Board of Directors and Board Committees are posted on the Corporation’s Web site: www.sunlife.com.

Rule 10 — Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Comments:

The Sun Life Financial Code of Business Conduct applies to directors, officers and employees. It is posted on the Corporation’s Web site: www.sunlife.com. No waivers of the Code for directors or executive officers have been granted.

Rule 11 — Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Comments:

The Corporation is a foreign private issuer. The Corporation does not believe that its corporate governance practices substantially differ from those followed by domestic companies under the NYSE listing standards.

Rule 12 — Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

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Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.

Comments:

The Corporation is materially in compliance with the applicable Rules and will notify the NYSE if any executive officer becomes aware of any material non-compliance with the Rules.

SCHEDULE E

Policy Restricting the Use of External Auditors

1. This policy governs all proposals by the Corporation or any of its subsidiaries to engage, as a service provider, the external auditor or any of its affiliates, related businesses or associated persons as defined in the Sarbanes-Oxley Act of 2002 (“S-O Act”) (collectively referred to as the “External Auditor”).

2. The External Auditor will normally be engaged to provide audit and audit-related services, including advisory services related to the External Auditor’s audit and audit-related work such as advice pertaining to internal audit, tax, actuarial valuation, risk management, and regulatory and compliance matters, subject to the prohibitions contained in the S-O Act and in any other applicable laws, regulations or rules. The S-O Act prohibitions are set out in Appendix 1.

3. Any engagement of the External Auditor for services that would be legally prohibited by the S-O Act and that was in place at the date this policy was initially established may continue in place until such prohibition becomes operative or it is otherwise prohibited by applicable law, regulation or rule. The Controller will maintain a list of such engagements. The Corporation will not enter into any other such engagements prior to the S-O Act prohibitions becoming operative.

4. Each engagement of the External Auditor to provide services will require the approval in advance of the Audit Committee of Sun Life Financial Inc. and the audit committee of any affected subsidiary that is itself directly subject to the S-O Act. The Audit Committee may establish procedures regarding the approval process, which will be co-coordinated by the Controller.

5. The Corporation and its subsidiaries will not employ or appoint as chief executive officer, chief financial officer, controller, chief accounting officer, appointed actuary, or equivalent position within the Corporation or subsidiary, any person who was employed by the External Auditor and who provided any services to the Corporation or any subsidiary at any time during the previous two years.

6. The Controller is responsible for the application and interpretation of this policy, and should be consulted in any case where there is uncertainty regarding whether a proposed service is, or is not, an audit or audit-related service. The Controller will revise Appendix 1 as required, from time to time, to reflect changes in applicable laws, regulations or rules.

7. This policy, as amended and restated, is effective from October 30, 2002.

Appendix 1

Sarbanes-Oxley Act of 2002 — Prohibition on services

The External Auditor will be prohibited from providing the following services after the applicable provisions of the S-O Act become operative:

a) bookkeeping or other services related to the accounting records or financial statements;

b) financial information systems design and implementation;

c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d) actuarial services;

e) internal audit outsourcing services;

f) management functions or human resources;

g) broker or dealer, investment adviser, or investment banking services;

h) legal services and expert services unrelated to the audit; and

i) any other service that the Public Company Accounting Oversight Board, to be established under the S-O Act, determines to be impermissible.

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